UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Amendment 4
to
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Zero-Emission Vehicle

Leo Motors, Inc.
(Name of Small Business Issuer in its charter)

Delaware	95-3909667
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

291-1, Hasangok-dong, Hanam City, Gyeonggi-do, Republic of Korea	465-250
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: +82 31 796 8805

Copy to:

Cutler Law Group
3355 W. Alabama Ste. 1150
Houston, TX 77098
Fax: 800-836-0714

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   [ ]   Accelerated filer   [ ]
Non-accelerated filer   [ ]   Smaller reporting company   [X]
(Do not check if a smaller reporting company)

TABLE OF CONTENTS

ITEM 1. DESCRIPTION OF BUSINESS.

A.   Business Development.

Leo Motors, Inc., a Delaware Corporation, through its wholly-owned operating subsidiary Leo Motors, Co. Ltd., a Korean Company ("Leozone"), is a development stage company in the business of developing electric vehicles ("EV") and EV components.

On September 3, 2007, the Company acquired Leozone (then "Leozone Co. Ltd.") as its operating business, and changed its name to Leo Motors, Inc. on October 2, 2007 to better reflect its operating business. On November 5, 2007, the Company changed its trading symbol from SCMA to LEOM. The Company also subsequently changed the name of Leozone to Leo Motors, Co. Ltd.

The Company was originally incorporated in California as N. Org., Inc. on December 12, 1983. The Company changed its name to Natural Organics Corporation on January 3, 1986, to Classic Auto Accessories of North America on November 18, 1987, and to FCR Automotive Group, Inc. on July 26, 1988. On September 20, 2004 the Company reincorporated in Delaware by merging into FCR Automotive Group, Inc., a Delaware Corporation, which was organized on September 8, 2004.

On July 26, 2005, the Company acquired Shinil Precision Co., Ltd., a Korean Company, as its operating business and on July 18, 2005 changed its name to Shinil Precision Machinery, Inc. to reflect its anticipated new business. Upon failure of certain terms and conditions of the acquisition agreement, the Company returned the shares of Shinil and recovered and cancelled the Company's shares issued in the acquisition.

The Company has not been in bankruptcy, receivership, or any similar proceeding, and, to the best knowledge of management, has not defaulted on the terms of any note, loan, lease, or other indebtedness or financing arrangement requiring the issuer to make any material payments. We had $394,320 in assets at December 31, 2007, and $172,316 in revenues and a net loss of $1,007,114 for the year ended December 31, 2007. We had $281,222 in assets at December 31, 2008, and $82,435 in revenues and a net loss of $166,109 for the year ended December 31, 2008. We had $1,555,384 in assets at December 31, 2009, $896,953 in revenues and a net loss of $3,538,617 for the year ended December 31, 2009. At April 28, 2010 we had cash reserves of 1,767,808,338 Korean Won (approximately $1,578,400). Our auditor has issued an opinion expressing doubt as to our ability to continue as a going concern.

B.   Financial Information about Segments

As defined by generally accepted accounting principles ("GAAP"), we do not have any segments separate and apart from our business as a whole. Accordingly, there are no measures of revenue from external customers, profit and loss, or total assets aside from what is reported in the Financial Statements attached to this Form 10.

C. Business of the Company

Overview

Leo Motors, Inc., a Delaware Company (the "Company"), through its operating subsidiary Leo Motors, Co. Ltd., a Korean Company ("Leozone"), is a development stage company in the business of developing and marketing Electric Vehicles ("EVs") and EV components. Our current operations consist of developing the designs and prototypes of our EV models, testing, establishing relationships with potential customers, small scale sales of our EVs, and developing our business plan. Our ultimate goal is to begin full scale manufacture of our designs, enter the Global EV market and establish ourselves as a reputable provider of EVs and EV components.

Our overarching strategy is to gain an initial foothold in the EV market as a niche supplier, build our reputation as a technology leader and a socially responsible company, and develop our catalog of products and technology while the market for EV develops. We believe that if we can properly develop our brand, reputation, and product capability, then when the improving price and quality of EVs collides with the increasing demand, we will be able to reap the rewards.

Our Business Plan

The following is a discussion of our overall business strategy, including our plan to gain an initial foothold in the EV market, potential avenues for future growth, and an overview of the various steps we plan to take and their estimated costs. To implement this plan, we need to successfully complete the testing of our products and obtain sufficient financing. If we are not successful in the testing of our products and in obtaining financing, there is a significant risk that we will not be able to continue as a going concern.

<u>*Initial Strategy*</u>

Initially, our strategy is to gain a foothold in the market and develop our revenue stream by focusing on manufacturing and sale of our e-Bikes in Korea and elsewhere, and by providing services as an EV converter. Our business plan remains to become a technology provider in the global EV market, however, due to the need to generate revenues in short term we decided to focus our efforts in 2009 on the development and marketing of electric scooters. We are continuing to explore custom orders by fleets and sales of our EV components to other EV and Plug-in Hybrid EV ("PHEV") makers, however we will only move forward with our other plans once sufficient capital is available.

The electric scooter market is widely open in many countries including Korea, Japan, and the US, and electric scooters are easier to capitalize, and are made more affordable for us because we can use technology we have developed. The market for electric motorcycles and scooters is growing because internal combustion engine ("ICE") motorcycles and scooters make enormous emissions and noises.

We have developed three models of electric scooters, entered into agreements to manufacture and distribute them, and are in the process of testing and developing our marketing for the e-

Bikes. We are targeting only fleet markets such as local government bodies, delivery companies, parks, and big companies during 2010. After we receive purchase orders, we have to spend at least $100,000 to keep the inventory. We are going to spend $100,000 for market costs during 2010.

In addition to our e-Bikes, we intend to develop vehicles such as delivery vehicles, taxis, police and government office cars, military vehicles, resort vehicles, and driving school cars. The development of vehicles is highly capital-intensive, and will require significant additions to capital as well as several additional steps. If we are unable to obtain sufficient funding, complete development and testing, secure manufacturing partners, or meet the standards of applicable laws and regulations, we may be unable to initiate this aspect of our business plan.

We have also developed and tested our power train conversion kits, which include a motor, controller, and battery power packs. We have successfully converted existing models of small cars (engines under 2,000cc), and also a 24 seat bus. We will offer our power train and conversion services while we develop revenue to a point sufficient to continue our full business plan.

Along with being an EV supplier and converter, we intend to manufacture and market EV components. Once we have obtained sufficient financing and completed the development of these components, we intend to diversify our business by marketing our components to other EV and PHEV makers, and possibly to major car manufacturers if they enter the EV market. If we are unable to obtain sufficient funding, complete development and testing, secure manufacturing partners, or meet the standards of applicable laws and regulations, we may be unable to initiate this aspect of our business plan.

Future Expansion Potential

As our branding, our products and the EV market as a whole develops, opportunities to expand into other areas of the EV market will open up for us. One potential avenue is the mass production and marketing of consumer EVs, which would be an extremely high-risk, high-reward venture. On the opposite extreme, we could attempt to develop the Leo Motors brand as a niche leader in EV components.

With the improving technology of EVs, several other niches may become possible. We have already developed design concepts for electric boats, scooters and three wheeled vehicles. Other options we may explore include lightweight aircraft, sports cars, utility vehicles, and smart low speed vehicles for the disabled. Our management will determine which projects present the best opportunity for expansion of the Company as the Company and the market develops.

In addition to focusing or broadening the scope of our products, we intend to expand our business by entering new potential markets. One of our specific goals is to eventually enter the U.S. market. If we are unable to timely finance our operations, entering the U.S. market will not be feasible.

Steps toward Implementation

Our strategy going forward is to implement our e-Bike and Power Train products before continuing to implement our other EV designs.

We have already completed the design and initial prototypes for our e-Bikes, and the design of our power trains. We have spent $270,000 for the development of e-Bikes, and have already invested $500,000 for the development of our power trains. Our next step is the development of working prototypes of 120kW and 240 kW power trains which will be used in heavy duty vehicles such as buses and trucks. 120kW and 240 kW controllers are currently underway. We anticipate that completion of the 120kW power train and 240 kW power train prototypes by the end of April 2010. The development of these power trains will cost approximately $500,000 US before we have fully implemented our business. After the development of prototypes, we must pilot test the models, which we anticipate will cost approximately $300,000 to test our current prototypes and the prototypes on which we are currently working. Our initial plan was to complete working prototypes of all of our EV designs, but in 2009 we revised this plan, and we will not make prototypes of our passenger car designs until we achieve success in our bike and power train businesses.

The next step is to develop production capabilities of both our e-Bikes s and EV power trains. We intend to initially either outsource production or enter into joint ventures for the production of our electric vehicles and components. Accordingly, we do not expect the development of production capabilities will represent a significant cost. Once we have entered into agreements for the production of our EVs and components, we can begin full scale production and build our inventory. We anticipate these steps will cost approximately $600,000, $500,000 of which is attributable to the development of production capability such as moulds and manufacturing tool developments for controllers and Battery Management Systems (BMS's), and $100,000 of which represents costs of developing inventory.

The steps toward implementing our business plan can be summarized by the following table:

e-Bikes

Step	Anticipated Cost	Anticipated Start Date
Initial Design	$ N/A	Completed
Initial Prototypes	$ N/A	Completed
Testing	$ N/A	Completed
Component Development	$ N/A	Completed
Production Capability	$ N/A	Completed
Production of Inventory	$ 100,000	May 2010
Marketing & Sales	$ 100,000	In process
Total	200,000	

Power Trains

Step	Anticipated Cost	Anticipated Start Date
Initial Design	N/A	Completed
Initial Prototypes	$ 500,000	April 2010
Testing	$ 500,000	May 2010
Production Capability	$ 500,000	September 2010
Production of Inventory	$ 100,000	December 2010
Marketing & Sales	$ 100,000	In process
Total	1,700,000	

Implementation of Future Business Plans

The two aspects of our future business plan are the development and sale of our other EVs, and the development, sale and installation of our EV components.

We have already completed our first step in the implementation of our EV business plan: initial product design. Although we intend to continue to design and develop new EV models, it was critical to develop our initial cache of designs in order to progress towards generating a recurring revenue stream.

Our next step is the development of working prototypes of our EV models. As discussed in more detail in "Our Electric Vehicle Designs" below, we have completed working prototypes, or test cars and models, of some of our current designs. Further development of our other EVs has been put on hold until we have sufficient capital. We anticipate that completion of the prototypes we are currently working on will cost approximately $1,000,000 before we have fully implemented our business. After the development of prototypes, we must pilot test the models, which we anticipate will cost approximately $300,000 to test our current prototypes and the prototypes on which we are currently working.

At the same time as the development of our other EVs, we will work toward the development of our EV component technology. We anticipate it will cost approximately $2,000,000 in further development before our components are ready for production. As with EV development, component development other than for our power train conversion kit has been put on hold pending sufficient capital.

Once manufacture models have been developed, we will need to develop production capabilities of both our EVs and EV components. We intend to initially either outsource production or enter into joint ventures for the production of our electric vehicles and components. Accordingly, we do not expect the development of production capabilities will represent a significant cost. We anticipate these steps will cost approximately $600,000, $500,000 of which is attributable to the development of production capability, and $100,000 of which represents costs of developing inventory.

To date we have raised approximately $1,776,200 in debt and equity financing. On April 4, 2010, we received a down payment of 3 billion Korean Won (approximately $2.66 million USD) towards the purchase of our e-Bikes by our Korean distributor. We believe that with this payment, we have sufficient capital to fully implement our e-Bike and power train lines. Implementation of our future business plans will depend on additional capital or revenues.

Our Current Sales Arrangements

We have entered into the following agreements or memoranda for the potential sales of our products and our services.

M&M Corp

We have appointed M&M Corp as our exclusive Korean provider of our electric scooters. Upon entering the agreement, M&M paid us 400,000,000 Korean Won as the down payment for the order of 170 units of e-scooters. In April, 2010, M&M placed a definitive order for 1,170 units for 4.2 billion Korean Won (approximately $3.73 Million US), and has advanced a down payment of 300 billion Korean Won (approximately $2.66 million US).

We had previously sold M&M 140 units and received approximately $350,000 in revenues from the sale of those units.

Japanese Dealer

We have entered into an MOU with Global Commerce in Japan in 2009. We have developed e-Box, a compact electric car through electrification of Nissan Cube. We also sold 10 units of our e-bikes to be used for samples and exhibition, and received revenues from those sales. Global Commerce was satisfied with our developments and scooters.   For electrification of power trains for cars, Global Commerce needs to conduct more research and to find potential clients before they make decision to enter into the business. If they are successful, we expect definitive purchase orders for e-Boxes and scooters from Global Commerce during 2010.

Under the MOU, Global Commerce must pay 40% of the total amount of any definitive order in advance, 30% upon production, and the final 30% before we ship the products.

Bike Lease Electric Motor Cycles

We have entered into an agreement with Bike Lease in Korea, which is a motor cycle leasing company, to provide them with our electric motor cycles. The agreement calls for the purchase of 3,000 units of H5 annually at a price of 3,500,000 Korean Won (approximately $3,000). But as we finalized the development, the cost increased such that we must raise the price to $4,000 per unit. Thus, we need amend the contract. If Bike Lease accepts the changed price, we expect approximately $12 million in revenues per year from this agreement. We have not yet received revenues on this agreement.

We have contracted with Chulin Home Tech Co., Ltd. to manufacture the electric motor cycles for Bike Lease. Production is conditional on Chulin receiving adequate funds, and so Bike Lease must pay 30% of the total amount in advance, 40% 30 days after initiation of production, and 30% when receiving the products. In addition, Chulin cannot accommodate more than 1,000 units per month.

Puerto Princesa e-Taxis

We had entered into an agreement with the government of Puerto Princesa, Phillipines to supply 2,500 e-Taxis in Puerto Princesa. However, the production of the e-Taxis was delayed because the required initial capital had not been paid into the joint venture. We had raised sufficient funding to satisfy our obligation to pay $300,000 into it, however the city government had not yet paid its initial required contribution of Php14 million (approximately $300,000).

This project was delayed more than one year. Since we received no progress from the City, we dropped this project and focused on other projects. No sales were made under this agreement.

Thailand Reverse Tricycle Scooters

We have signed a Memorandum of Understanding ("MOU") with Global Electric Motor Cars Asia Co., Ltd. in Thailand ("GEM Thailand") to develop, manufacture and supply Reverse Tricycle Scooters. The MOU anticipates the execution of a definitive agreement, but currently is not an enforceable contract. We have been unable to make any progress with negotiating the definitive agreement. We are going to drop this project if we cannot enter the definitive agreement by June of 2010. No sales have been made under this agreement.

MGM Studio City (Korea) Tourism Vehicle

Effective November 22, 2006, we entered into an agreement with CUSCO Group of Seoul, Korea, for the development and design of the traffic and transportation means (mobile vehicles, monorails, etc.) to be available internally and externally in the theme park complex for the users of MGM Studio City. MSC Korea, a subsidiary of CUSCO Group, has been authorized by MGM Film Co. of USA to build MGM Studio City in Inchon, Korea. Under the agreement, our services include research and development, economic feasibility of the moving path and the operation system, technical feasibility study, and development and testing of the transportation means selected. Total amount to be paid to us under the contract was 1,500,000,000 Korean Won (about $990,000 at the current exchange rate).

Under the agreement, the Company developed and delivered a V1 resort EV to CUSCO, which is a resort/tourism vehicle designed to transport passengers around resorts and other tourist destinations. The sales amount of $462,107 was recorded as revenue in March 2009.

The agreement with CUSCO expires Dec 31, 2010. CUSCO has suspended the MGM Studio City project currently until negotiations with the local government to purchase the land are completed. During this time we have stopped providing any services or products to CUSCO, therefore we cannot expect any further revenue from the agreement within near future.

Principal Products and Services – EV Component Designs

All current EV Component designs are in various stages of development and, to date, we have not begun manufacturing or generating revenues from any of the designs. We are currently focusing on our EV Conversion Kit until we have sufficient capital to continue developing our other EV Component designs.

EV Conversion Kit

In April, 2009, we developed and completed testing of our EV Conversion Kit. The kit is a result of our EV component development, and includes a 60 kW water cooled AC motor, a converter with driving and whipping mode, a 30 kW lithium polymer battery power pack with multi channel battery management system, a home charger, and a transmission connecting gear.

The kit was successfully installed and tested on a Kia Morning model and Nissan Cube. We have also successfully installed and tested our power train in a 24 seat bus using two 60kW motors. The converted vehicles achieved expressway speeds (more than 60mph) and showed good torque in high RPMs, and performing well on hilly roads.

Our conversion solution can be used in any type of small to midsize vehicle platform (2,000 cc engines or below), for any manufacturer. Using Leo's solution, cars can be converted to electric vehicles for real world use both for high-speed highway and city traffic.

Our long term goal is to convert and sell existing vehicle bodies into EVs, however unless and until we find a partner to supply vehicle bodies we intend to market the kit separately, as well as our services in converting customers' vehicles.

Multi Copper Plate Motor

EVs use electric motors as power trains. These EV motors are sometimes used in harsh environments such as in wet conditions and on rough or dusty roads, and must also perform well in extremely cold or warm weather.

Instead of using existing electric motors which may or may not have been specifically designed to withstand these conditions, we developed an EV-specialized motor named Multi Copper Plate ("MPC") motor. Our MCP Motor has multiple copper plates and bars instead of coils and/or a permanent magnet. In addition, the MCP Motor has the capability of electricity regeneration: using the wheels, it can regenerate some of its expended electricity.

We are in the process of applying for a patent for our MCP Motor. The expected cost of completing the development and beginning the mass production of 30 Kw, 7 Kw, and 5 Kw MCP motors is $1,000,000. We estimate that we can develop the MCP Motor within two to three months of funding, and begin production within four to five monts of funding. The development is in the engineering design stage now. We are exploring the possibility of mass production of the MCP Motor through an outsourced supplier.

Multi Motor System

We believe we have overcome one of the primary barriers to cost-efficient larger and faster vehicles. Larger or faster vehicles require bigger, higher powered motors and higher voltage batteries. For EVs, an increase in power has traditionally meant an exponentially disproportionate increase in cost; e.g. while a 60 kW motor and controller costs approximately $2,000 on the open market, a 240 kW motor and controller costs around $20,000. Our Multi Motor System ("MMS") uses four 60 kW motors instead of one 240 kW motor. Costing around $8,000, it is less than half the cost, and we believe it may have other benefits as well.

One benefit multiple motors may have is that it distributes the power among four motors, which is a potentially more efficient method of generating wheel power. Another is the energy saving potential of being able to operate anywhere from one low powered motor to all four, depending on the driving mode. After accelerating to top speed using all four motors of the MMS, the EV can switch off all but one small motor to expend the minimal amount of energy needed to maintain cruising speeds. Also, our system results in changing the high voltage system of larger and faster EVs to a low voltage system, 360V to 72V.

Finally, the MMS may increase EV safety by reducing the risks involved with a motor breakdown. Much like a multiple engine jetliner, when something goes wrong with one of the motors, the other three are able to keep working and get the driver to safety.

We have completed successful pilot testing of the four motor MMS, but have put further development on hold pending sufficient funding.

Multi Channel Battery Management System

We have developed our own state of the art Battery Management System ("BMS"). A BMS controls the flow of electricity charging and discharging the battery peck, keeps the battery temperature stable, and maintains the battery cell balance. The uncontrolled flow of electricity would destroy high priced Lithium Polymer battery cells, but a BMS constantly maintains the battery's efficiency and safety.

We have designed our Multi Channel BMS to fully integrate with the driving experience. Information from the battery is incorporated into the on-board computer, so that the driver can check the full detail of the battery's status and more effectively manage the battery. In addition, since we are developing our BMS ourselves we can incorporate this state of the art component into our vehicles at cost, meaning a lower end-user price.

We have already finished the development of BMS for 48, 53, 72, 144, and 300 Volts. We have preliminarily agreed to outsource the mass production to Nano GP. Once the definitive agreement is signed, the mass production can be started anytime on an order basis. We intend to file for patents of our BMS designs in October 2009.

Refeulable Zinc Air-Fueled Cell Power Pack

We have recently developed, completed initial testing of, and applied for a patent for the Refuelable Zinc Air-Fueled Cell ("ZAFC") power pack. Previously, we reported that we were going to make a rechargeable ZAFC power pack with the company who invented ZAFC battery. We found that our development with a refuelable type would be more efficient as a power pack for EVs as it can be used as the generator for the zero emission Plug-in Hybrid Electric Vehicle (PHEV). The Refuelable ZAFC power pack can generate electricity as it oxidizes tiny zinc balls. We developed the automatic fueling devices and sludge collection filters.

The expected cost of completing the production of working prototype, pilot test model, and mass production ready model is $1,000,000. Provided we receive adequate funding, we can finish the mass production model by 2010. Delays in financing may result in delays in production.

In addition, our power pack was requested to be developed as the power storage system for wind or solar powered buildings and generators by customers in Japan, Korea, and UAE. We intend to finish the prototype for these power packs once we obtain sufficient capital to do so. We currently have no definitive sales agreements to use the power pack as a power storage system for wind or solar powered buildings, and our plans are purely aspirational.

EV Controllers

We have typically used controllers which were made to order by outside suppliers. They are conversions from controllers used in industrial electric machinery. More than half of the parts in these controllers are useless for the purposes of our EVs. We also found that these controllers must be programmable if they are to control the speed and torque of EV motors and communicate with the EV's power pack. Therefore, we have been developing our own controllers since July 2009.

We intend to develop an EV-specialized controller imbedded with our power management solutions. These modes solutions are designed to make EVs run long and steep hills, avoid suddenly losing power after reaching peak power, and successfully pass other ICE cars on high speed roads through by allowing quick acceleration at high speed (60 mph or more).

We intend to develop our controllers programmable in a way that they can be customized in various vehicle types and power requirements. We plan to reduce the size and costs of our own design controllers by eliminating unnecessary parts in existing controllers and integrating circuits into digital chipsets.

Principal Products and Services – Electric Vehicle Designs

We are currently focusing our efforts on development, manufacture and sale of our e-Bikes in Korea and elsewhere until we have developed revenues sufficient to continue our other designs.

Delivery and Passenger Scooters

We had previously developed two models of electric scooters, the S 3 and S 5, but these models failed pilot testing due to unforeseen issues with in-wheel motors. As a result we have developed our Hilless Electric Scooters using a central motor and chain or belt.

The Hilless Business, was developed to sell to fleet customers in the delivery business such as the post office, TV/Internet home shopping, Pizza, and courier services. We have completed the prototype and are testing it. The Hilless Business prototype has a top speed of 50 mph with range of 60 miles (as tested on a track with 48 volt, 53 ampere power pack) per single charge. It ran hills more than 30 degree for 1.25 miles. Hilless Business uses a lithium Polymer power pack including the Ultra BMS which balances the voltage differences among battery cells within 0.05~0.01 volt.

We have also developed the Hilless City scooter which also uses a central motor and chain or belt. The Hilless City can run with max speed of 37 mph with range of 75 miles (as tested on a track with 48 volt, 50 ampere power pack).

We have appointed M&M Corp as our exclusive Korean provider of our electric scooters. Upon entering the agreement, M&M paid us 400,000,000 Korean Won as the down payment for the order of 170 units of e-scooters. In April, 2010, M&M placed a definitive order for 1,170 units for 4.2 billion Korean Won (approximately $3.73 Million US), and has advanced a down payment of 300 billion Korean Won (approximately $2.66 million US). We have also sold 10 of our e-Bikes to Global Commerce in Japan for use as samples and exhibition models.

We have contracted with Chulin Home Tech Co., Ltd. to manufacture the electric scooters.

Other EV Designs

We have already developed several other EV designs, some of which have working prototypes and have completed initial pilot testing. The SGK is in the design phase and have no prototypes built to date. We have not begun commercial production of any of our other designs to date.

S-65 Sport Utility Vehicle

The S-65 Sport Utility Vehicle was developed using the body of Toyota's Rav 4 as a regular speed E-SUV. We have finished the prototype of the S-65 and completed successful initial testing of the prototype. We will need further financing in order to develop a production ready model and test it.

Once we develop and test the production model, the S-65 will be initially available on an order basis only. When taking the order, we must receive 50% of the total order amount because we also need to pay 50% of the costs for purchasing the parts, components, and labor. Our parts costs are about $25,000.

Dimensions	Overall Length	3850 mm/12.6 ft
	Overall Width	1785 mm/5.85 ft
	Overall Height	1665 mm/5.46 ft
	Wheelbase	2280 mm/7.48 ft
	Tread	1480 mm/4.85 ft
	Road Clearance	250 mm/.82 in
	Vehicle Weight	1200 kg/2645.5
	Riding Capacity	2 seater/4 seater
Speed	Max. Speed	184 kmh/68 mph
	Economic Speed	60 kmh/37.2 mph
	Gradability	16
Suspension	Front	shock absorber
	Rear	shock absorber
Brakes	Front	disk
	Rear	disk
Tire	Front	235/60 R13
	Rear	235/60 R13
	Transmission	Semi auto
Power	Motor Type	AC
	Rated Power	30kw/40hp
	Max. Power	70kw/100hp
	Battery Type	Lithium Polymer
	Battery Capacity	172V/200A
	Charger	110V/100Ah
	Controller	AC

Leo SGK Passenger and Utility Vehicles

The SGK is a compact two seat vehicle originally designed by LEOM for short range transportation or utility work. The SGK can be customized into several types including a regular speed E-passenger vehicle and both a regular speed and low speed E-utility vehicle.

The utility SGK will be developed as a delivery vehicle, farming utility truck, and service fleet vehicle. We will be able to produce a regular speed SGK using a LIPO battery, and a low speed SGK with a deep cycle battery.

Development of the prototype of the SGK has been delayed due to insufficient financing.

Dimensions	Overall Length	3300mm/10.82ft
	Overall Width	1540mm/5.05ft
	Overall Height	1700mm/5.57ft
	Wheelbase	2350mm/7.70ft
	Tread	1347mm/4.41ft
	Road Clearance	200mm/7.87in
	Vehicle Weight	700kg/1543lb
	Riding Capacity	4 seater
Speed	Max. Speed	130 kmh/80mph
	Economic Speed	60kmh/37.2mph
	Drive Distance	400km/248mi
Suspension	Front	shock
	Rear	shock
Brakes	Front	disk
	Rear	disk
Tire	Front	195/60 R14
	Rear	195/60 R14
	Transmission	auto
Power	Motor Type	PMDC
	Rated Power	25kw/32.5hp
	Max. Power	50kw/65hp
	Battery Type	Lithium Polymer
	Battery Capacity	72V/150A
	Charger	72V/50Ah
	Controller	PMDC

Above specification were developed from our engineering designs and development goals. These may change due to technical issues in mass production or laws and regulations of the region where the vehicles are sold.

V1 Tourism Vehicle

The V1 is Resort/Tourism vehicle originally designed by LEOM. Based on the concept behind existing resort and tourism vehicles, the V1 was designed for transporting passengers around resorts and other tourist destinations. We have agreed to a Memorandum of Understanding ("MOU") with Bolwell Co., Ltd., one of the largest resort marketers in Australia to distribute the V1 or other EVs in Australia. The Australian resort vehicle market is approximately 20,000 vehicles per year. Entry into a definitive agreement with Bolwell has been delayed due to insufficient funding. Unless we can obtain sufficient financing, this MOU may be further delayed or terminated.

We have developed and sold one V1 prototype pursuant to our agreement with CUSCO group. Further rollout of the V1 will depend on financing, government approval, and the development of production capabilities. We have produced three V1 prototypes in January, 2009 for pilot testing, and have yet to determine our targeted roll out date or approximate cost of production. In addition, production will be dependent on the availability of sufficient financing, or will be completed on an order basis with some or all of the purchase price paid up front.

Dimensions	Overall Length	4325mm/14ft
	Overall Width	1550mm/5ft
	Overall Height	2030mm/66.66ft
	Wheelbase	3165mm/10.38ft
	Tread	1480mm/4.85ft
	Road Clearance	250mm/9in
	Vehicle Weight	1300kg/1.43ton
	Riding Capacity	11 seater
Speed	Max. Speed	55kmh/34mph
	Economic Speed	30kmh/18mph
	Gradiblility	10
Suspension	Front	shock
	Rear	shock
Brakes	Front	disk
	Rear	disk
Tire	Front	165/65 R13
	Rear	165/65 R13
	Transmission	auto
Power	Motor Type	DC
	Rated Power	9kw/12hp
	Max. Power	15kw/20hp
	Battery Type	deep cycle
	Battery Capacity	72V/250A
	Charger	72V/50Ah
	Controller	SEPX

Fast Attack Vehicle (FAV)

Requested from Hyundai Rotem, one of the largest companies in the Korean Defense Industry, we have developed a multipurpose strategic vehicle, or tank, for the Korean military. An original design named the Fast Attack Vehicle ("FAV"), the vehicle can be manned or unmanned and has remote deployable robotic capabilities. Its 6x6 in-wheel motor system control with steering column and skid drive control provides it the ability to traverse various harsh terrain and the ability to turn around 360 degrees in one spot.

It is equipped with an advanced GPS and laser scan technology for intelligent 3D geometrical navigation. Additional features include specialized control technology to accomplish fast target tracking with silence and speed.

We have developed the design and a working prototype for the FAV. The working prototype was sold, and we will not begin further production until we receive definitive orders from the military, because this vehicle does not have general market. We have not developed our expected sale price or business model with respect to the FAV, and have not entered into any definitive agreement to manufacture or sell the FAV.

Max Speed	50kmh/31mph
Dimension	3.1m*2.1m*1.6m(L*W*H)
Type	6*6 In wheel (Drive by wire)
Seater	1 seater (manual-option)
Max. Weight	2.5 Tons
Suspension	double wishbone
Motor	In wheel motor
Steering type	skid steering
Wheel/Tire	Skid
Battery	Lithium Polymer (172V200A)
Waterproof/Radiant heat	IP64

EV Development Process

Development of our EV designs begins with a concept. After the concept is verified in market research, we develop the concept design, and then engineering design using clay models or 3 dimensional computer graphics. From the engineering designs, we develop a prototype test vehicle individually in our shop. We test the prototype to collect the necessary data to make a production ready model. Using the data achieved in the test, we or our manufacturing partner builds the manufacturing model.

Manufacturing the vehicles consists of fabricating individual parts and assembling them into a finished vehicle. Both fabrication and assembly of our scooters takes place at the facilities maintained by our manufacturing partner, Chulin Home Tech Co., Ltd. We intend to subcontract the fabrication and assembly of any future EVs and EV components that we are able to implement.

Development Schedule of Our Products

We are currently in the process of manufacturing our e-Bikes, and developing our initial prototype and testing of our power trains for electrification of internal combustion engine vehicles. All of our other development plans have been put on hold pending sufficient capital. The following is an overview of the current stage of our EVs and components:

PRODUCT	STAGE
Multi Copper Plate Motor	Engineering Design
Multi Motor System	Pilot Test
Multi Channel BMS	Manufacture- Ready
Refuelable ZAFC Power Pack	Engineering Design
Power Pack for Wind/Solar Buildings	Engineering Design
S 65	Working Prototype
SGK	Working Prototype
V1	Working Prototype
Delivery Motorcycle	Manufacture-Ready

Scooter		Manufacture-Ready	
Reverse Tricycle Scooter		Working Prototype	
Fast Attack Vehicle		Working Prototype	

Market for Electric Vehicles

The market for Electric Vehicles represents a narrow but rapidly growing sector in the overall vehicle market. Currently the most productive market for EVs is fleet operators, that is, any organization that operates many vehicles from a central location, primarily government agencies and large companies. These organizations include delivery operations, taxis, police and other government offices, the military, resorts, municipal bus lines, and rental car agencies.

The consumer market for EVs is still relatively small due to high prices and lack of EV infrastructure, however it is growing and is expected to continue to grow as the technology and price of EVs improves. As with the most new products that are different from established norms, it is impossible to accurately forecast the market for EVs. The future market for consumer EVs will depend greatly on the availability of EV infrastructure and the actions of governments with respect to EVs.

Operations

Currently our operations consist of development of our products and technology, and marketing. Although we plan to have several manufacturing facilities or partnerships throughout Asia and possibly Australia, Europe, and the United States, we currently do not have any manufacturing facilities and have only one manufacturing partner.

Research and Development

We conduct all of our research and development ("R&D") in-house at our workshop and offices in South Korea. In 2007 we spent approximately $577,112 on research and development activities. Our R&D activities in 2007 are summarized in the following table:

ITEM	MODEL	STATUS	Amount(US$)
Parts & System	BLDC MOTOR	Completed	78,000
	BMS (battery management system)	Completed	37,871
Scooter	Electric Scooter	Continue in 2008	103,763
Other Vehicles	EV3 (Neighborhood Electric Vehicle)	Started in 2006; Completed in 2007	6,360
	S-15(Sport Utility Vehicle)	Continue in 2008	59,790
	SGK(Neighborhood Electric Vehicle)	Continue in 2008	179,557
	V1(Resort Mini Bus for Resort)	Completed	111,771
TOTAL			577,112

We spent approximately $419,298 on our R&D activities in 2008, as summarized by the following table:

ITEM	MODEL	STATUS	Amount(US$)
Scooter	Electric Scooter / Motorcycle	Continue in 2009	125,789
Vehicle	S-65 (Sport Utility Vehicle)	Continue in 2009	83,860
	SGK / E Princesa	Continue in 2009	209,649
TOTAL			419,298

We spent approximately $944,688 on our R&D activities in 2009, as summarized by the following table:

ITEM	MODEL	STATUS	Amount(US$)
Scooter	H1, H3, H5, H7	Completed	230,192
Vehicle	S-65	Completed	133,928
Packaging	60Kw Power Train	Completed	42,096
Power Train	240 Kw	On going	39,798
BMS	70 S, 48V, 180V, 300V	Completed	230,192
Motor	4.5 kW BLDC	Completed	72,054
Bus Conversion	24 Seats Level	Completed	196,428
TOTAL			944,688

Key Suppliers

We depend on several suppliers of parts and raw materials for our products. These include the following:

Part	*Supplier(s)*
Polymer Battery	EIG, KOKAM, Power Tech
Motor	Ace electric Co., Ltd., Advanced DC Motor, SEN Motors, Presto Asia, Hyosung, Sidae, Sevcon
Controller	Cutis, Nuri, Sen Motors, LS
Charger	Alpha Tronics, Nuri
BMS	Nano GP, Nuri
Body Platform	Mytech

Marketing

Our initial marketing strategy is to focus on individual sales to fleets and EV manufacturers. We have already begun marketing our scooters to governments and companies throughout the world.

We plan to emphasize the following selling points:

- Our scooters can achieve comparable power with ICE scooters as it generates proper torque in any RPM ranges, and can mount hills without power loss.

- We have a wide range of power trains available, including the 1kW, 3kW, 6kW, 10kW, 15kWS, 30kW, 30kW, 60kW, and 120kW power system. Our 240kW power system is under development. Using our Multi Motor System, we can achieve power more than 240kW. Thus we can cover all electric power requirements from smallest scooters to truck and buses.

- We have many different voltage battery management systems (BMS) available, including 48 volt, 72 volt, 140 volt, 320 volt, and 380 volt. Our BMS balances the voltage differences between cells up to 1 micro volt, for more efficient and safer charging and discharging.

Distribution

The Company has appointed M&M Corp as our exclusive Korean provider of our electric scooters. Upon entering the agreement, M&M paid us 400,000,000 Korean Won as the down payment for the order of 170 units of e-scooters. In April, 2010, M&M placed a definitive order for 1,170 units for 4.2 billion Korean Won (approximately $3.73 Million US), and has advanced a down payment of 300 billion Korean Won (approximately $2.66 million US).

We have entered into an MOU with Global Commerce in Japan in 2009. We have developed e-Box, a compact electric car through electrification of Nissan Cube. We also sold 10 units of our e-bikes to be used for samples and exhibition. Global Commerce was satisfied with our developments and scooters. For electrification of power trains for cars, Global Commerce needs to conduct more research and to find potential clients before they make decision to enter into the business. If they are successful, we expect definitive purchase orders for e-Boxes and scooters from Global Commerce during 2010.

Under the MOU, Global Commerce must pay 40% of the total amount of any definitive order in advance, 30% upon production, and the final 30% before we ship the products.

Manufacturing

We have entered into an OEM contract with Chulin to manufacture our Hilless motor cycle and scooter in conjunction with our sales agreement with Bike Lease. We have no other definitive manufacturing agreement, but we intend to outsource manufacturing of our other EV models or form joint ventures for the purpose of establishing and operating manufacturing facilities.

We have entered into an MOU with GEM Thailand to establish and operate the manufacturing of the Reverse Tricycle Scooter. Entry into a definitive agreement has been delayed due to insufficient funding, and currently we do not have an enforceable contract. Further delays may result in cancellation of the MOU.

We have preliminarily agreed to outsource the manufacturing of our BMS to Nano GP. Once the definitive agreement is signed, manufacturing can begin immediately upon orders being placed.

We do not have any other agreements to either outsource manufacturing of, or form joint ventures for the manufacturing of our EVs with any other party. As the market for our product develops, we may decide to establish our own manufacturing facilities, or enter into further agreements to manufacture EVs in other locations.

Competition and Market Share

We are currently in the process of developing our products for manufacturing, and so to date we do not have any share of the EV market. When we do, we will face competition from several sources. Within the EV industry, there are a few market leaders and numerous smaller companies attempting to gain a market share. The companies include:

- Tesla Motors
- Miles Electric Vehicles
- Think
- Universal Electric Vehicle ("UEV")
- Phoenix Motorcars
- ZENN Motor Company
- Global Electric Motorcars ("GEM") (a division of Chrysler)
- Smart EV (developed by Daimler Chrysler)
- Smith Electric Vehicles

Among our EV competitors, we consider Tesla, Miles, and Think to be our biggest competitors. Tesla has developed the Roadster, an electric sports car for a price of around $100,000 USD. It has a top speed of 125 mph and can achieve 0 to 60 in around four seconds. Think is developing the City, an urban commuter with a top speed of 62 mph. They plan to release it in Europe this year for a price of $34,000 USD, and a year or two later in the U.S. for a projected price of around $17,000. Miles already makes and sells 2 low speed EVs, manufactured in China, and plans to roll out a highway speed EV in the near future. In addition, ZENN Motors has products very similar to our current models and is publicly traded on the Toronto Stock Exchange.

We also face competition from traditional auto makers in two ways. Not only do EVs compete directly with traditional combustion engine vehicles, but several industry giants have begun development of EVs of their own. For example, GM has unveiled the concept design for its new Chevrolet Volt EV, and announced plans to have it on the market by 2010.

Our component sales will also face competition from EV component suppliers, most notably Power Motor Systems and EV Solution Business. The biggest competitor of our EV conversion kit is AC Propulsion. AC propulsion provided conversion kits for Tesla and BMW's Mini E.

Other Matters

Employees

We currently have 17 employees, all of which are full time. We believe our relationship with our employees is good.

Intellectual Property

Our business model depends on the development and protection of our intellectual property, most notably the technology behind our motors and batteries. We currently have two patents, one for our Multi Motor System ("MMS") and the second for one of our EV designs. Each patent was filed with the Korea Intellectual Property Office and is valid only in Korea. As we have not applied for or received patent protection in the US or any other country, there is a distinct risk that we will not be able to adequately protect our intellectual property rights in these countries.

Granted Patents:

Motor Patent	Patent No.	Korea 10-0682489
	Issue Date	2007.2.7
	Expiration Date	2027.2.7
	Name	Multi Motor Device
	Description	Connect more than 2 electric motors to an axis of crank, normally use one motor, but operate other electric motors in time of emergency.
Design Patent	Patent No.	Korea 30-0490413
	Issue Date	2008.5.6
	Expiration Date	2023.5.5
	creator	Lee Jung Yong, and 5 other persons
	Description	Design being suited to Electric vehicles, it is an original work of a Leo Motors design team. Being submitted to the Seoul International Auto Show on April, 2006.

Patent Applications:

Application Number	Application Date	Title of the Invention	Inventor
Korea 10-2008-0124285	12/8/2008	Air Cooled Water Proof Battery Stack Assembly	Jung Yong Lee
Korea 10-2008-0124286	12/8/2008	Zinc-Air fuel cell stack assembly for Zero Emission-PHEV	Jung Yong Lee
Korea 10-2008-0124287	12/8/2008	Electric automobile power promotion apparatus(Air Turbine Generator, Air Jet, Motor Drive Assistance)	Jung Yong Lee

Korea 09-27689	3/31/2009	Zinc-Air fuel cell stack assembly	Jung Yong Lee
Korea 09-27688	3/31/2009	Battery Stack Assembly	Jung Yong Lee
Korea 09-27684	3/31/2009	Electric Vehicle driving mode control method (MMS)	Jung Yong Lee
Korea 09-27686	4/9/2009	Motor (MMS)	Jung Yong Lee
Korea 09-29491	4/16/2009	Electric Vehicle Power Generator (Multi Copper Plate Motor, MMS)	Jung Yong Lee

As we develop new technologies and designs, we will need to file additional patents to ensure our intellectual property rights are protected.

Regulation

Need for Government Approval

In South Korea, those who want to fabricate, assemble or import automobiles in accordance with the applicable automobile control laws must apply to Ministry of Land, Transport and Maritime Affairs to register as a manufacturer and receive a manufacturers' registration certificate. We received the manufacturer's certificate in July 2006.

Effect of Government Regulation

We are in the business of fabrication and sale of automobiles and other vehicles, and accordingly we are subject to several laws related to automobile fabrication, sales, import, and operation.

South Korea's laws related to automobile manufacturers regulate registration, safety criteria, type approval, inspection, maintenance, testing, etc. of automobiles. There are also laws regulating noise allowance and vibrations made by vehicles, and environmental laws (as discussed below). Complying with the strict regulation of automobile manufacturing is costly and could significantly affect our ability to become profitable. In addition, failure to comply with these laws could subject our Company to penalties, which could include severe fines or the removal of government approval to do business in the EV industry. Although we fully intend to comply with all applicable rules and regulations, we cannot assure that we will be able to do so.

In addition, the operation of automobiles is subject to several sources of regulation, including traffic laws and civil liability for negligent or other harmful use. Although these laws primarily regulate the end user of our products, it is possible that we as the manufacturer may become subject to derivative liability from these laws. We believe that the risk of these laws affecting us, while possible, is unlikely.

Also, it is important to note that the above laws of South Korea have no content related to electric automobiles, so our electric automobile must be registered as a general automobile, and must comply with the same standards if they will be able to run on the general road. The differences between EVs and conventional vehicles makes it difficult and, in our opinion, unnecessary for EVs to comply to the same standards as conventional vehicles and so will make it difficult to gain approval to run our EVs on public roads.

The government of South Korea is currently reviewing revision of laws related to electric automobiles. Although we expect law changes that will greatly facilitate the incorporation of EVs into the mainstream of South Korean streets, we cannot be certain that these changes will occur. If they do not, it could materially affect our ability to market our EVs to consumers. We intend to eventually to export and sell our EVs to the United States and Europe, where laws for electric automobiles are already in place.

Effect of Environmental Regulation

Our country's automobiles are subject to several environmental regulations, including air preservation, noise and vibration control. Accordingly, we are required to limit the air contaminants, noise and vibrations of our vehicles to certain levels. Failure to do so may impose fines or other penalties on the Company. For example, light oil vehicles generate more air contaminants than gasoline vehicles, and so light oil vehicle users are paying the environment improvement tax.

However, our EVs generate almost no noise or vibration because they have no engine, and emit no air contaminants due to the use of gasoline because they move through the operation of motors using electric batteries. Therefore, it is highly unlikely that we will be adversely affected by air environment preservation laws and noise/vibration control laws.

Moreover, the Korean Ministry of Environment is currently proceeding with a subsidy support project for governmental purchases of low pollution vehicles (electric scooters and hybrid cars), and the subsidy support plan is under review for other electric automobiles in the future. Several other governments have put in place subsidy, finance, and tax incentive programs as well. We believe that the continued support of environmental regulation in South Korea and abroad will significantly benefit our ability to market our products.

ITEM 1A. RISK FACTORS.

The Company faces a number of risks and uncertainties.

Risk Factors Concerning Our Business and Operations:

We have a limited operating history, which may make it difficult for investors to predict our future performance based on our current operations.

Leo Motors, Co. Ltd ("Leozone"), our operating business, was organized in July, 2006, and since inception has spent the majority of its time developing its products and business plan. The Company accordingly has a limited operating history, which may not be a reliable indicator of our future performance. The company will not realize profitability unless it can successfully implement its plan of operation.

We will need additional financing which we may not be able to obtain on acceptable terms. If we are unable to raise additional capital, **as** ***needed, the future growth of our business and operations would be severely limited.***

The automotive industry in general, and the EV industry specifically, is extremely capital intensive. Our plan of operation requires substantial capital investment; we estimate the implementation of our initial business plan will require a minimum of approximately $4,100,000 in additional financing, and possibly up to $10,000,000 for full implementation. To date we have raised only approximately $617,000 in equity financing, and have received about $1,500,000 in cash advances from Mr. Lee, one of our officers. The loan is due on demand and Mr. Lee is under no obligation to advance additional cash, which presents additional risks to investors and creditors that the Company will be unable to repay Mr. Lee and meet its other obligations.

Our ability to implement our plan of operation will depend upon our ability to raise additional capital, possibly through the issuance of long-term or short-term indebtedness or the issuance of our equity securities in private or public transactions.

If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of the Company held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock.

Our ability to raise sufficient financing both through debt and equity means is substantially likely to be affected by the current economic crisis in the United States and internationally. With the tightening of credit markets and the extreme volatility of stock prices, it is much more difficult to find investors willing to invest in a young Company that has yet to establish recurring revenue.

Accordingly, we may be unable to obtain acceptable financing necessary to implement our plan of operation on suitable terms, if at all. Our ability to develop our business would suffer if we are unable to raise the additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

We depend on key employees and personnel to operate our business, which could adversely affect the Company's ability to operate if we are unable to retain or replace these persons.

Our future success is largely dependent upon its existing management team, including Jung Yong Lee, our Chief Technology Officer, and Robert Kang, our President and CEO. The loss of one or more of these officers or directors through injury, death or termination of employment could result in the investment of significant time and resources for recruiting and replacement. In addition, we may not be able to find the right mix of talent and experience to replace our existing team. The existing team may not be able to successfully manage the growth of the Company or attract the new talent that will be necessary to run the Company at a high level.

If we are unable to gain or maintain a technological advantage, we may not be able to effectively compete in the EV market.

Our business plan depends largely on our technological advantage over other EV manufacturers. In the EV market, it is extremely important to have the best technology available. If we are unable to establish ourselves as technology leaders in the industry, it will significantly affect our ability to market our products.

Moreover, the technology in the EV market is evolving rapidly. Even if we establish our technology as an industry standard, we cannot be certain how long it will remain as such. We will be required to engage in continued and costly R&D to continue to develop our technology in an effort to keep our technological advantage, and even then we may not succeed. If we are unable to maintain our technological advantage, it will significantly affect our ability to market our products.

We may be unable to adequately protect or enforce our intellectual property rights.

Our business plan depends largely on our technological advantage over other EV manufacturers. Accordingly, our ability to become profitable will significantly depend on our ability to protect our intellectual property rights.

To protect our rights, we will rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties and protective contractual provisions. Further, we have two patents in place and several other patent applications in progress and will rely on patents once they are issued. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or services or obtain and use information that we regard as proprietary. In addition, others could possibly independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer.

Also, our two patents are filed only in Korea, and have not received patent protection from the United States Patent and Trademark Office or internationally, and our current patent applications will also only be filed in Korea. Accordingly, we may encounter significant difficulty enforcing our intellectual property rights in countries other than Korea. We may be unable to establish jurisdiction over persons infringing on our patents in countries that recognize our patent. Even if we are able to bring an action, the courts may not provide the same level of protection as in Korea, or may rule that our patent does not extend to use in the country where the infringement took place. If we are unable to adequately protect our intellectual property rights, our ability to effectively compete in the market could suffer.

In addition, we may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. From time to time, we may receive notice of claims of infringement of other parties' proprietary rights. Any such claims could be time-consuming, result in costly litigation, divert management's attention, cause product or service release delays, require us to redesign our products or services or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could suffer.

We face competition from several sources, which may make it more difficult to gain and maintain a share of the EV market.

While the EV market comprises only a small percentage of the entire automotive market, there are numerous companies attempting to develop and market EVs, including major players in the auto industry such as Mitsubishi, BMW, and Ford. Mitsubishi plans to market the "i MiEV" in late 2009. A compact electric car, the i MiEV uses a single 47 kW motor to drive both rear wheels instead of four in-wheel electric motors. It has a top speed of 130 km/h with a range of 160Km with a single charge. BMW Group, which owns the British automotive brand Mini, recently revealed its electric Mini. The "Mini E" has a 150kw (204 hp) motor, speed electronically limited to 95 mph, and a 0-60 mph time of about 8.5 seconds. The eight hour charge time gives a range of about 150 miles.

With the Congressional bailout and the strong supports from the new government, the "big three" auto makers may also be major competitors in the EV market. GM announced the final prototype of its Plug-in Hybrid Electric Vehicle (PHEV), Volt. It has an all-electric 161 hp motor, along with a gasoline/E85 combustion engine designed solely to recharge the high voltage electric battery pack when it gets low. GM claims the Volt will achieve 0 to 60 mph in 8.5 seconds, and have a top speed of at least 100 mph. The 6 hour charge and a full tank of gas will have a range of about 400 miles. Ford Motor Company plans to build a zero-emission lithium ion electric vehicle to go on sale in 2011. According to Ford, the Fusion-sized car has an expected range as far as 100 miles on a single charge. The onboard battery charger will be capable of plugging into a 110- or 220-volt outlet. Charging time is expected to be 12 hours at 110 volts and half that at 220 volts. Chrysler LLC's ENVI division announced plans to have production models of EVs by 2010.

If we are unable to adequately separate ourselves from these sources of EV competition, we may be unable to gain a sufficient share of the EV market to become profitable.

In addition, EVs are in direct competition with combustion vehicles and other forms of transportation, including bus lines and trains. The ability of the EV market to grow will depend on their ability to compete with these other forms of transportation, which will in turn depend on the development of environmentally friendly laws, the changing attitudes of consumers, and the improvement of EV price, efficiency, and performance. If the EV market as a whole does not develop, we may be unable to gain a sufficient share of the EV market to become profitable.

If favorable changes in EV laws are not made, it will be more difficult to market our products in the jurisdictions that fail to make the law changes.

In several jurisdictions in which we intend to market our products, EVs are subject to the same regulatory standards as combustion vehicles. Our management believes that this is completely unnecessary, as EVs have far different capabilities and safety concerns, particularly with Low Speed Vehicles ("LSVs") and Neighborhood Electric Vehicles ("NEVs"), which are simpler forms of LSVs such as golf carts. Moreover, forcing EVs to comply with the rigorous standards of their more dangerous combustion equivalents makes is cost prohibitive for EV manufacturers. We are currently only able to market our products to private fleets, or to consumers in countries that provide different levels of access to public roads depending on the capability of the vehicle. For instance, the United States allows LSVs and NEVs only on roads with a posted speed limit of 35 mph or less. In South Korea, these vehicles are not allowed on any public road.

Although steps are being taken in the legislative processes of South Korea and other of our key intended markets to make law changes favorable to EVs, we cannot be certain that these changes will occur. If they do not, our ability to market our EVs in those jurisdictions will be severely limited.

The dangerous nature of our products puts us at risk to potential liability.

Automobiles and other motor vehicles are by their nature highly dangerous to operate. Even our electric LSVs such as scooters and NEVs carry a high risk of injury or property damage if handled improperly. As the manufacturer, it is possible that we could face liability for such injury or damage. Such potential liability will depend on the manufacturer's liability laws in the various jurisdictions in which we intend to sell our products.

Moreover, the already high risk of injury and property damage creates an even greater risk to the Company in the event the Company is found to have been actually at fault in the design, manufacture, or maintenance of its EVs or any of its components. If we become liable for injury or property damage caused by our products, it could materially affect our cash on hand and make it more difficult to invest in the development of our business.

We may face unforeseen difficulties in transforming our concepts into working products.

Several of our EV designs are still in the concept and design phase and do not yet have working prototypes. In addition, we are attempting to incorporate new and innovative concepts into the design of our EVs that have not been done before. This process inherently carries a significant risk that concepts will not translate effectively to working models. If, for example, we do not sufficiently account for differences in size, weight, energy use, heat, and other factors, we may not be able to successfully transform our designs into working production models. If we encounter such unforeseen difficulties and are unable to progress our designs into production models, our ability to generate revenue may suffer.

Our industry is highly sensitive to changes in oil prices, which creates substantial volatility in the demand for our products.

Like all alternative energy industries, the demand for EVs has a direct relationship with the price of oil. As the price of oil rises, the demand for alternatives to petroleum products, such as EVs, increases. Since the price of oil is volatile, so then may be the demand for our products. For example, during the recent economic slump the price of oil has collapsed, which has reduced the strain of high gas prices on consumers. This in turn has resulted in a reduction of interest in alternative energy vehicles. The volatility of the demand for EVs makes it more difficult for investors to predict our revenue potential.

Fluctuations in currency exchange may reduce the value of our assets and adversely affect our liquidity.

The functional currency in our operations is the Korean Won, and we conduct business or plan to conduct business in several other currencies, including that of the US, the Philippines, and Thailand. Foreign currency exchange rates are subject to significant fluctuation which could have a material effect on our liquidity. For example, a material advance payment made in Korean Won decreased in value from December 31, 2007 to December 31, 2008 by over 25%. This represents a significant risk that assets we hold in foreign currencies will lose value due to the change in exchange rates, and that consequently our liquidity could suffer.

Risk Factors Concerning Investment in Our Company:

There is only a limited public market for our shares, and if an active market does not develop, investors may have difficulty selling their shares.

There is a limited public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that trading market might become. If a trading market does not develop or is not sustained, it may be difficult for investors to sell shares of our common stock at a price that is attractive. As a result, an investment in our common stock may be illiquid and investors may not be able to liquidate their investment readily or at all when he/she desires to sell.

Our common stock is deemed to be "Penny Stock," which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to exceptions.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.   These requirements may reduce the potential market for our common stock by reducing the number of potential investors, and may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

Future sales by our stockholders may adversely affect our stock price and our ability to raise funds in new stock offerings.

Sales of our common stock in the public market could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all.

Our auditor has issued a going concern opinion, which raises substantial doubt as to our ability to continue as a going concern.

In its report to management, Gruber & Company LLC, our independent registered public accounting firm, has issued an opinion with respect to the Company's ability to continue as a going concern.   This opinion states that the company's losses, among other items, raise substantial doubt about our ability to continue as a going concern, and that the financial statements do not include any adjustment to account for this uncertainty. If the Company is unable to continue as a going concern, investors may be unable to rely on the information contained in the financial statements.

The absence of any independent directors creates inherent conflicts of interest, which may make it more difficult to rely on the objectivity of the Company's directors.

The Company currently has 2 directors, each of whom is an employee of the Company. This presents an inherent conflict of interests as there is no separation of the Company's management and its Board of Directors. One of the primary duties of a Board of Directors is to provide supervision and oversight of management. The absence of any directors who are not also members of management raises doubt as to the Board's willingness to fulfill its oversight duties to the shareholders when they directly conflict with the interests of management.

Investors may have trouble bringing suits against a Company which is substantially off-shore.

The Company's operations to date occur almost exclusively outside of the United States. In the event legal action is needed against the Company or its directors or officers, it may be difficult and costly, if possible at all, to do so. Investors may not be able to bring suit in a court in the United States, and may have to travel overseas and/or hire foreign counsel. In addition, investors may have to rely upon foreign laws, including conflict of law rules, with which they may be unfamiliar or that may not provide as much protection as would the laws of the United States. Even if investors are successful in obtaining a judgment decree against, or agreeing to a settlement with the Company in the US or elsewhere, a Korean court may not enforce such a decree or agreement on the Company or its directors or officers, and the investor may be unable to subsequently bring an original cause of action in Korea. A foreign plaintiff may be unable to bring an original action in a Korean court which is predicated upon the United States securities laws, other federal laws of the United States or laws of the individual states of the United States or foreign laws, including Korean laws.

ITEM 2. FINANCIAL INFORMATION

FORWARD LOOKING STATEMENTS: STATEMENTS ABOUT OUR FUTURE EXPECTATIONS ARE "FORWARD-LOOKING STATEMENTS" AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. WHEN USED HEREIN, THE WORDS "MAY," "WILL," "SHOULD," "ANTICIPATE," "BELIEVE," "APPEAR," "INTEND," "PLAN," "EXPECT," "ESTIMATE," "APPROXIMATE," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INHERENT IN OUR BUSINESS, INCLUDING THOSE SET FORTH UNDER THE CAPTION "RISK FACTORS," IN THIS DISCLOSURE STATEMENT, AND ARE SUBJECT TO CHANGE AT ANY TIME. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS. THIS FORM 10 DOES NOT HAVE ANY STATUTORY SAFE HARBOR FOR THIS FORWARD LOOKING STATEMENT. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENT.

This Management's Discussion and Analysis should be read in conjunction with the following financial statements included in this Form 10 (the "Financial Statements"):

- Financial statements for the year ended December 31, 2009
- Financial statements for the year ended December 31, 2008

The financial statements have been prepared in accordance with generally accepted accounting policies in the United States ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis are quoted in United States dollars.

Overview

Leo Motors, Inc. (the "Company") is currently focusing on the development, production, marketing and sale of its e-Scooters and power trains. We also have several other projects in development stages that have been put on hold pending the success of our e-Scooters and power trains.

Liquidity and Capital Resources

Our liquidity requirements arise principally from our plans to develop EV production capability, additional product development, and marketing costs. Although in the future we intend to fund our liquidity requirements through a combination of cash on hand and revenues from operations, during 2009, the Company had incurred $3,357,968 in expenses and had realized only $896,953 in revenues. Accordingly, our ability to initiate our plan of operations and continue as a going concern is currently dependent on our ability to either generate significant new revenues or raise external capital.

Our monthly operating cost including salaries and general expense is currently approximately $65,000, as we focus on our e-Bikes and power trains. In April 2010 we received approximately $3 million in a down payment from our distribution agreement in Korea; accordingly, we have already secured our annual operating budget for 2009. However, in order to continue the projects we have put on hold, we will require additional revenues or financing.

Through 2008 we had relied on approximately $1,500,000 in cash advances from Jung Yong Lee, one of our officers, which we were able to use to develop prototypes of seven EV model designs. The loan is not pursuant to any formal agreement and is due on demand. We are not currently relying on Mr. Lee for additional cash advances, and he is not under any obligation to advance any further cash. However, if we should need to do so in the future, we believe we could negotiate acceptable terms for cash advances from our officers or from our majority shareholder. If we are unable to do so, our ability to sustain operations through 2010 and beyond will depend on our ability to obtain alternate forms of financing.

Despite being able to reach this stage in our development with limited funding, the EV and general automotive industries are extremely capital intensive, and we will need substantial additional financing in order to produce and sell our EVs. Our anticipated minimum costs of implementing our current business plan are summarized as follows:

e-Bikes

Step	Anticipated Cost	Anticipated Start Date
Initial Design	$ N/A	Completed
Initial Prototypes	$ N/A	Completed
Testing	$ N/A	Completed
Component Development	$ N/A	Completed
Production Capability	$ N/A	Completed
Production of Inventory	$ 100,000	May 2010
Marketing & Sales	$ 100,000	In process
Total	200,000	

Power Trains

Step	Anticipated Cost	Anticipated Start Date
Initial Design	N/A	Completed
Initial Prototypes	$ 500,000	April 2010
Testing	$ 500,000	May 2010
Production Capability	$ 500,000	September 2010
Production of Inventory	$ 100,000	December 2010
Marketing & Sales	$ 100,000	In process
Total	1,700,000	

To date we have raised approximately $936,200 in equity financing, $200,000 in November 2008, $417,000 in January 2009, and $119,200 in May 2009.

To date we have raised approximately $2,340,000 in debt financing. This includes the $1,500,000 advance from Mr. Lee in 2008 and an additional $440,000 loan from Mr. Lee in 2009. In addition, in May, 2009, the Company secured a loan from Shin Han Bank for 500,000,000 Korean Won (approximately $400,000), with a term of one year which can be extended under certain conditions. The loan is guaranteed by KIBO Technology Fund, a nonprofit Korean Government institution whose purpose is to provide credit guarantees for new technology-based enterprises, and to promote the growth of technologically strong small and medium enterprises. We have no relationship to KIBO other than the guarantee, and did not compensate KIBO for the guarantee. The loan is due within one year, and without sufficient revenues or additional financing there is substantial doubt whether we will be able to repay the loan. If we fail to repay the loan, it will be repaid by KIBO and KIBO will seek the amounts from us; however, KIBO generally extends the payment term by up to three years provided that the Company owns the original technology and its management is stable.

We will continue to explore additional debt financing opportunities.

Accordingly we have obtained sufficient financing to implement our initial business plan, but are currently seeking up to $10,000,000 in additional financing in order to fully implement plans that have been placed on hole. In addition to the above financing, we continue to negotiate with financial institutions, venture capital firms, and individual investors among our business contacts.

Despite receipt of approximately $3,000,000 in an advanced payment, there continues to be doubt as to our ability to continue in the short term and long term as a going concern. Our plan in the short term is to develop revenue streams from e-Scooters and power train conversions. Our long term survival will depend on the success of these initial plans operations and the generation of significant recurring revenue. If our efforts should fail or fall short of our goal, we will have to restructure our business plan in order to sustain our operations. However, in that event we may be unable to implement our business plan or continue operations.

In addition, the functional currency in our operations is the Korean Won, and we conduct business or plan to conduct business in several other currencies, including that of the US, the Philippines, and Thailand. Foreign currency exchange rates are subject to significant fluctuation which could have a material effect on our liquidity. For example, a material advance payment made in Korean Won decreased in value from December 31, 2007 to December 31, 2008 by over 25%. This represents a significant risk that assets we hold in foreign currencies will lose value due to the change in exchange rates.

Results of Operations

Fiscal Year Ending December 31, 2009

Revenues

Sales for the year ended December 31, 2009, were $896,953 compared to $82,435 for the year ended December 31, 2008. Costs of sales were $787,423 and gross profit was $109,530 compared to $35,511 in costs of sales and $46,924 in gross profit for 2008.

The sales made through December 31, 2009 are not generated from recurring business operations as most of our sales to date are of product samples or development services. The company has almost completed the development of electric bike for mass production which will be launched in the market during the 2nd or 3rd quarters of 2010. During the year we also received 3 orders to convert engine vehicles to electric vehicles, which amounted to $318,814; and we delivered our Resort EV to Cusco, which amounted to $391,726 in revenues.

The following is a detailed description of the products sold in 2009:

Product	Units	Price
e-Bike	14	$ 40,761
Resort EV	1	$391,726
Power train	3	$ 54,615
World Box	3	$ 91,009
Service for Conversion	3	$318,841

Expenses

During the year, we incurred $3,357,968 in expenses, compared to $317,761 in 2008. The primary increase was due to payment of consulting and service fee by stock for $2,413,055. The company also hired more than 18 employees during 2009 and the number of employees was increased from 6 in 2008 to 24 in 2009. The company also rented an additional two buildings near our existing office as an R&D Center and a sales office.

Expenses for 2009 and 2008 consisted of the following:

Expenses:	**2009**	**2008**
Salaries and Benefits	$ 598,418	$ 169,149
Consulting and Service Fees	2,413,055	23,132
Selling, General and Administrative	346,495	125,480

Salaries and Benefits – consist of total cash compensation paid to our employees during the year and the cost of all benefits provided to our employees. This expense increased $429,269 or 253% from the prior period. This increase is due primarily to hiring Mr. Kang and a total of 18 new employees in 2009. We anticipate that this amount will continue to increase as our operations grow and as we hire additional employees.

Consulting and Service Fees – consist of consist of accounting, legal, and professional fees. This expense increased $2,389,923 or 10,332% from the prior period. This increase is due primarily to stock issued to SEA Motors, Mr. Kang (prior to being hired as an employee), and certain consultants of the Company assisting us with public and investor relations. Part of this increase is thus related to specific projects, and part is related to ongoing services. We anticipate that this expense will continue to fluctuate significantly as we continue to grow our sales, and begin to implement various other parts of our business plan.

Selling, General and Administrative – consists of travel expenses, entertainment expenses, communication expenses, utilities, taxes & dues, depreciation expenses, rent, repairs, vehicle maintenance, ordinary development expenses, shipping, education & training, printing, storage, advertising, insurance, office supplies and expense, payroll expenses, investor referral fees and other miscellaneous expenses. This expense increased $221,015 or 176% from the prior period.

This increase is due primarily to the growth of our operations, and specifically renting the additional space in 2009. We anticipate that this expense will continue to increase as our operations grow, but will not increase significantly in 2010.

Fiscal Year Year Ending December 31, 2008

Revenues

Sales for the year ended December 31, 2008, were $82,435 compared to $172,316 for the year ended December 31, 2007. Costs of sales were $35,511 and gross profit was $46,924 compared to $121,846 in costs of sales and $50,470 in gross profit for 2007. These sales are not generated from regular business operations as most of our sales are of product samples or development services. The company has almost completed the development of products for mass production which will be launched in the market beginning this year. During the year we also received a $390,000 prepayment for the resort EV pursuant to our agreement with CUSCO, but the amount has been carried forward to 2009 and it was recorded as revenues at March 2009.
The following is a detailed description of the products sold in 2008:

Date	Product	Unit	Price
1/24	4 wheel Cart	1	$1,764
2/25	Charger	1	$231
7/1	Scooter	1	$1,294
7/9	Motor bike	1	$6,774
10/30	Jammer Battery	1	$2,865
11/26	Kia Morning Conversion	1	$60,988
11/27	Polymer Battery	1	$8,519

In addition to revenues from operations, we realized $105,268 in income from consulting services. This income is a result of isolated requests for consulting services occurring primarily in the second quarter of 2008 and does not reflect our future earnings potential.

Expenses

During the year, we incurred $317,761 in expenses, compared to $1,061,916 in 2007. The primary decrease was due to downsizing the business operation during 2008. The company cut down the number of employees from 14 in 2007 to 5 in 2008. The Office also moved to the new building in Gyeonggi province with lower rental cost and operation cost.

Expenses for 2008 and 2007 consisted of the following:

Expenses:	2008	2007
Salaries and Benefits	$ 169,149	$ 76,559
Consulting and Service Fees	23,132	64,708
General and Administrative	125,480	920,649

Salaries and Benefits – consist of total cash compensation paid to our employees during the year and the cost of all benefits provided to our employees. Salaries and Benefits during the period increased from $76,559 to $169,149, which we attribute to the growth of our business. We do not anticipate a significant increase in salaries and benefits until and unless we are able to further grow our business with additional financing.

Consulting and Service Fees – consist of consist of accounting, legal, and professional fees. Services fees decreased significantly from 2007 to 2008, which we attribute to scaling back our operations pending sufficient financing.

General and Administrative – consists of travel expenses, entertainment expenses, communication expenses, utilities, taxes & dues, depreciation expenses, rent, repairs, vehicle maintenance, ordinary development expenses, shipping, education & training, printing, storage, advertising, insurance, office supplies and expense, payroll expenses, investor referral fees and other miscellaneous expenses. General and Administrative expenses during the period decreased significantly from $920,649 in the same period in 2007 to $125,480. This represents payment of extraordinary fixed costs during 2007 as a result of beginning our operations, including some of the costs associated with acquiring of our operating subsidiary.

Year Ended December 31, 2007*

*The following results of operation for the year ended December 31, 2007 combine the results of the Company and its operating subsidiary, Leo Motors Co. Ltd (then Leozone Co. Ltd.) ("Leozone"), which was acquired during the year.

Revenues

During the year ended December 31, 2007, we had $172,316 in revenues from sales of our EVs, compared to no revenue in 2006. Costs of sales were $121,846, and gross profit was $50,470, compared to zero costs of sales and zero gross profit in 2006. These sales primarily consisted of the special order of our Military FAV by Hyundai Rotem. We do not attribute these sales to the full implementation of our business plan, but rather to isolated transactions, and thus they are not indicative of our future potential revenues.

The following is a detailed description of the products sold in 2007:

Date	Buyer	Product	Unit	Price
9/15	Jeil Excess	Motor Scooter	1	9,605
10/31	Rotem	Military FAV	1	159,545
12/12	Dalim Motors	Motors Scooter	1	3,166

Expenses

During the year, we incurred $1,108,291 in expenses, compared to $357,796 in 2006. The increase in expenses represents the fact that Leozone was organized during 2006 and that operations during the period were limited to developing our business plan and beginning the initial stages of our product development programs. Expenses for 2007 and 2006 consisted of the following:

Expenses:	2007	2006
Salaries and Benefits	$ 76,559	$ -
Stock for Services	46,375	122,508
Service Fees	64,708	143,817
General and Administrative	920,649	91,471

Salaries and Benefits – consist of total cash compensation paid to our employees during the year and the cost of all benefits provided to our employees.

Stock for Services – consist of the fair market value for the stock provided to the company founder and investor representatives for investor referrals.

Service Fees – consist of consist of accounting, legal, and professional fees.

General and Administrative – consists of travel expenses, entertainment expenses, communication expenses, utilities, taxes & dues, depreciation expenses, rent, repairs, vehicle maintenance, ordinary development expenses, shipping, education & training, printing, storage, advertising, insurance, office supplies and expense, payroll expenses, investor referral fees and other miscellaneous expenses. We attribute the significant increase from the prior year to the fact that Leozone was organized during 2006 and that operations during the period were limited to developing our business plan and beginning the initial stages of our product development programs.

Off-Balance Sheet Arrangements

The company has no off-balance sheet arrangements.

ITEM 3. DESCRIPTION OF PROPERTY.

We operate out of an office and workshop located at 291-1, Hasangok-dong, Hanam Ciry, Gyeonggi-do, Republic of Korea 465-250.

At this time we do not intend to establish any manufacturing facilities ourselves. Instead we will either outsource manufacturing of our products, or enter into joint ventures with partners who will provide the manufacturing facilities.

As the market for our product develops, we may decide to establish our own facilities in various locations, outsource manufacturing of our other products, or enter into additional joint ventures for the manufacturing of our EVs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table shows the beneficial ownership of our common stock as of May 4, 2010. The table shows the amount of shares owned by:

(1) each person known to us who owns beneficially more than five percent of the outstanding shares of any class of the Company's stock, based on the number of shares outstanding as of May 4, 2010;
(2) each of the Company's Directors and Executive Officers; and
(3) all of its Directors and Executive Officers as a group.

IDENTITY OF PERSON OR GROUP	AMOUNT OF SHARES BENEFICIALLY OWNED	PERCENT OF SHARES BENEFICIALLY OWNED[1],[2]	CLASS
Robert Kang CEO, President and Interim CFO	16,450,000[3]	32.4%	Common
Jung Yong Lee CTO and Director	3,500,000	6.9%	Common
Young Il Kim Director	500,000	1.0%	Common
All Directors and Officers as a Group	20,450,000	40.3%	Common

(1) The percentage of shares owned is based on 50,708,115 shares being outstanding as of May 4, 2010. If the beneficially owned shares of any individual or group in the above table include any options, warrants, or other rights to purchase shares in the Company's stock exercisable within sixty days, such right to purchase shares (if any) is disclosed by footnote below and the percentage of shares owned includes such shares as if the right to purchase had been duly exercised.

(2) **Beneficial Ownership of Securities**: Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, a beneficial owner of securities is person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

(3) On August 20, 2009, Gun Il Kim transferred 1,750,000 of his shares to Mr. Kang for his services as an officer of the Company. Mr. Kim also agreed to transfer an additional 2,000,000 of his shares to Mr. Kang on July 31, 2010 provided that he remains President and CEO of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Director and Executive Officer Summary

The following table sets forth the names, ages, and principal offices and positions of our current directors, executive officers, and persons we consider to be significant employees. The Board of Directors elects our executive officers annually. Our directors serve one-year terms or until their successors are elected, qualified and accept their positions. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships or understandings between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

Name of Director or Officer	Age	Position
Robert S. C. Kang	49	Chief Executive Officer, President and Interim Chief Financial Officer
Jung Yong ("John") Lee	45	Chief Technical Officer and Director
Young Il Kim	54	Director

Executive Officer and Director Bios

Shi Chul (Robert) Kang, Chief Executive Officer, President and Interim Chief Financial Officer

Dr. Kang is a marketing Ph.D. and has worked in international advertising and corporate marketing for more than 25 years. He began his carrier at Oricom between November 193 and August 1985, the largest ad agency in Korea and a McCann Ericson affiliate. Dr. Kang managed Leo Burnett Korea and BBDO Dong Bang, advertising companies, introducing these companies to Korea between January 1986 to August 1989. He founded one of the leading advertising companies in Korea in September 1989, Ad Express and On & Off, and managed the firms until September 2000. One & Off merged into WPP Group as he became president of META B, a management consulting firm from October 2000 to October 2001. Between November 2001 and December 2005 he founded and ran the marketing consulting firm MN Research as chairman and Chief Executive Officer. Recently, he served as president of Pico North Asian, a multinational global event marketing company in Hong Kong for from February 2006 to March 2008. Dr.

Kang joined the Company as its chairman, CEO and interim CFO on November 1, 2008, and will focus on business development, global marketing, and financing of Leo Motors.

He got his BS (Literature) at Korea Univ. MA (Advertising) in University of Oregon, and Ph.D. (Marketing) at Dongguk Univ. in Korea.

Jung Yong (John) Lee, Chief Technical Officer and Director

Mr. Lee joined the Company's operating subsidiary as its CEO and President in June 2006, and joined the Company upon its acquisition on September 3, 2007. In November 2008 he resigned as CEO and President but remained with the Company as CTO and Director. Prior to joining the Company, Mr. Lee has held several positions in EV design and projects. From March 2002 to June 2004 he was Chief of Research and Development for Pyeonghwa Motors, a Korean car manufacturer and dealer. From January 2005 to October 2005 he was Chief of Research and Development for GEO EV Co. Ltd. He founded Leozone in January 2006 and has been with the Company since then. His experience includes heading projects that have incorporated the Polymer Battery, Dual Motor System, and alternative energy vehicle design. He has also worked on the Ford SUV Concept Project for 1997's Melbourne Motor show, the City Car Project, and the Limousine Project.

Mr. Lee received his Masters of Industrial Design (Vehicle Styling) from RMIT University in Melbourne, Australia, and his PhD in Industrial Design from the University of New South Wales in Sydney, Australia. He has taught Engineering Industrial Design at Dankook University in Seoul, South Korea.

Young Il Kim, Director

Dr. Kim joined the Company on October 11, 2009. Dr. Kim began his career in the auto industry in 1988, at Panther Sports Car as Senior Designer and Manager. He later served as Chief Designer of commercial vehicles and concept vehicles at Sang-Yong Motor Company before joining the Hyundai Motor Group in 1995.

From 1995 through 2007, Dr. Kim held various positions of increasing responsibility under the Hyundai and Kia Motors Group umbrella, including Chief Designer at Hyundai Precision through March 2005, Chief Designer and Senior Vice President at Hyundai and Kia Marketing Division from March 2005 to September 2006, and Executive Vice President in the Marketing Division in charge of Brand and Design Differentiation between Hyundai and Kia Motors from September 2006 to February 2007. From then until March 2009 he was CEO and President of Innocean Worldwide, a Marketing and Advertising Company of the Hyundai and Kia Group.

Dr. Kim, who holds an Industrial Designer of Product Design degree from Wuppertal University, Germany, and a PhD in Design from Kook-Min University, Seoul, Korea, has enjoyed a distinguished academic career as well, having lectured at various colleges and universities on the subjects of design and marketing since 2000. Dr. Kim was a visiting professor at Gothenburg University, Sweden during the 2004/05 academic year, and is currently serving as a visiting professor at Kyung-hee University, where he began in August 2009.

Legal and Disciplinary History

No officer, director or control person of the Company has been the subject of:

1.   A conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

2.   The entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, or banking activities;

3.   A finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

4.   The entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person's involvement in any type of business or securities activities.

ITEM 6.   EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Objectives and Philosophy of our Executive Compensation Program

We do not have a standing compensation committee. Our board of directors as a whole makes the decisions as to employee benefit programs and officer and employee compensation. The primary objectives of our executive compensation programs are to:

•   attract, retain and motivate skilled and knowledgeable individuals;
•   ensure that compensation is aligned with our corporate strategies and business objectives;
•   promote the achievement of key strategic and financial performance measures by linking short-term and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals; and
•   align executives' incentives with the creation of stockholder value.

To achieve these objectives, our board of directors evaluates our executive compensation program with the objective of setting compensation at levels they believe will allow us to attract and retain qualified executives. In addition, a portion of each executive's overall compensation is tied to key strategic, financial and operational goals set by our board of directors.

We also generally provide a portion of our executive compensation in the form of options that vest over time, which we believe helps us retain our executives and align their interests with those of our stockholders by allowing the executives to participate in our longer term success as reflected in asset growth and stock price appreciation.

Named Executive Officers

The following table identifies our principal executive officer, our principal financial officer and our most highly paid executive officers during the last full fiscal period reported herein, who, for purposes of this Compensation Disclosure and Analysis only, are referred to herein as the "named executive officers."

Name	Corporate Office
Shi Chul (Robert) Kang	President, CEO and Interim CFO

Components of our Executive Compensation Program

At this time, the primary elements of our executive compensation program are base salaries and option grant incentive awards, although the board of directors has the authority to award cash bonuses, benefits and other forms of compensation as it sees fit.

We do not have any formal or informal policy or target for allocating compensation between short-term and long-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, we have determined subjectively on a case-by-case basis the appropriate level and mix of the various compensation components. Similarly, we do not rely extensively on benchmarking against our competitors in making compensation related decisions, although we may consider industry compensation trends as one of many factors in our case-by-case determination of proper compensation.

Base salaries

Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of our named executive officers. Base salary, and other components of compensation, may be evaluated by our board of directors for adjustment based on an assessment of the individual's performance and compensation trends in our industry.

Equity Awards

Our stock option award program is the primary vehicle for offering long-term incentives to our executives. Our equity awards to executives have typically been made in the form of warrants. We believe that equity grants in the form of warrants provide our executives with a direct link to our long-term performance, create an ownership culture, and align the interests of our executives and our stockholders.

<u>*Cash bonuses*</u>

Our board of directors has the discretion to award cash bonuses based on our financial performance and individual objectives. The corporate financial performance measures (revenues and profits) will be given the greatest weight in this bonus analysis. We have not yet granted any cash bonuses to any named executive officer nor have we yet developed any specific individual objectives while we wait to attain revenue and profitability levels sufficient to undertake any such bonuses.

<u>*Benefits and other compensation*</u>

Our named executive officers are permitted to participate in such health care, disability insurance, bonus and other employee benefits plans as may be in effect with the Company from time to time to the extent the executive is eligible under the terms of those plans. As of the date of this Registration Statement, we have not implemented any such employee benefit plans.

Current Executive Compensation

<u>*Summary Annual Salary*</u>

As discussed above, we have agreed to pay the Named Executive Officers an annual salary. Base salary may be increased from time to time with the approval of the board of directors. The following table summarizes the agreed annual salary of each of the named executive officers.

Name	Annual Salary
Robert Kang	$ 300,000

<u>*Agreed Compensation*</u>

Robert Kang, President, Chief Executive Officer and Interim Chief Financial Officer – Dr. Kang will earn an annual Salary of $ 300,000 as compensation for his services as president and CEO.

Grants of Plan-Based Awards Table for Fiscal Year 2009

On January 15, 2010, the Company adopted an employee stock option plan, designated as the "2010 Employee Stock Option Plan. During fiscal 2009, we did not grant any equity awards under any equity award plan. 10,000,000 options were issued to our CEO on February 1, 2010.

Option Exercises for Fiscal 2009

During fiscal 2009, none of the named executive officers exercised options.

Nonqualified Deferred Compensation

We currently offer no defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified to any of our employees, including the named executive officers.

Compensation of Directors

We intend to use a combination of cash and equity-based compensation to attract and retain candidates to serve on our board of directors. We do not compensate directors who are also our employees for their service on our board of directors. We issued 300,000 shares of common stock to Young Il Kim upon his appointment to the board of directors on October 11, 2009. We have not provided any other compensation to any member of our Board of Directors for the fiscal year ended December 31, 2009.

Compensation Committee Interlocks and Insider Participation

We do not currently have a standing Compensation Committee. Our entire board of directors participated in deliberations concerning executive officer compensation.

Compensation Committee Report

The board of directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the board of directors has recommended that this Compensation Discussion and Analysis be included in this Registration Statement on Form 10.

Summary Compensation Table

The following table sets forth the total compensation paid to, or accrued by, the Company's highest paid executive officers during the fiscal years ended December 31, 2009 and December 31, 2008. No restricted stock awards, long-term incentive plan payout or other types of compensation, other than the compensation identified in the chart below and its accompanying notes, were paid to these executive officers during that fiscal year.

Named Executive Officer	Year	Annual Compensation Salary ($)	Annual Compensation Bonus ($)	Other Annual Compensation	Compensation Restricted Stock (#)	Long Term Compensation Options	LTIP Payouts	All Other
Robert Kang	2008	25,000[2]	0	0	0	0	0	0
	2009	336,527	0	0	0	0	0	0
Jung Yong Lee[1]	2008	48,551[3]	0	0	0	0	0	0
	2009	32,810	0	0	0	0	0	0

(1) Jung Yong Lee was the Company's President and CEO from September 19, 2007 to November 18, 2008.
(2) Robert Kang became the Company's President and CEO on November 18, 2008. Salary amount represents one month's prorated portion of agreed $300,000 per year salary.
(3) Number represents average 2008 exchange rate between US$ and Korean Won. Mr. Lee was paid 52 million Korean Won for his services in 2008.

Outstanding Equity Awards at Fiscal Year End Table

The following table sets forth information regarding the outstanding warrants held by our named officers as of December 31, 2009.

Name	Option Awards Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date
Robert Kang[1]	0	0	-	-	-

(1) Mr. Kang was issued 10,000,000 options in Fiscal 2010.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Sea Motors, Inc.

The Company has entered into a Letter of Intention with Sea Motors, Inc. ("SEA"), whereby SEA would receive 10% of the contract amount from our sales in the Philippines, half in common stock and half in cash proceeds. Subsequent to entering the agreement, Shi Chul Kang, an executive officer of Sea Motors, Inc., joined the Company as its President and CEO. In January 2009 we entered into a definitive consulting agreement with SEA superseding the LOI whereby we agreed to pay 1,300,000 shares of common stock and 2.6% of the cash proceeds from the sales of 2,500 E-Taxis in Puerto Princesa.

Dr. Kang resigned his position with SEA prior to execution of the definitive agreement but after performing certain consulting services in anticipation thereof, and thus the Company agreed to pay a consulting fee of 700,000 shares of common stock and 2.4% cash of the amount from the sales of 2,500 E-Taxis in Puerto Princesa directly to Dr. Kang. The consulting fee owed to Mr. Kang in this transaction does not reduce the amount of shares or cash to be paid to SEA.

The agreement with Puerto Princesa has been cancelled, and accordingly no cash payments will be made to SEA or Mr. Kang in connection with this transaction.

Officer Loans

In 2008, the Company received approximately $1,500,000 in cash advances from Jung Yong Lee, one of its officers. The loan is without interest, is not pursuant to any formal agreement and is due on demand. No amount of this loan has been repaid to date.

In 2009, the company received approximately $440,000 from Mr. Lee in an additional loan. The loan is without interest, is not pursuant to any formal agreement and is due on demand. No amount of this loan has been repaid to date.

As of the date hereof, the Company has not entered into any other agreements with related parties, and there are no other conflicts of interests of any of the Company's officers, directors or affiliates known to the Company.

Director Independence

The Company is not listed on any national exchange, or quoted on any inter-dealer quotation service, that imposes independence requirements on any committee of the Company's directors, such as an audit, nominating or compensation committee. As all of the Company's directors are employees of the Company, the Company does not have any independent directors on its Board as defined by the New York Stock Exchange. Mr. Kang is the Company's CEO, President, and Interim CEO. Mr. Kim is a non-executive employee of the Company.

ITEM 8. LEGAL PROCEEDINGS.

The Company is not a party to any material legal proceedings and, to the Company's knowledge, no such proceedings are threatened or contemplated by any party.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our common stock is quoted in United States markets on the Pink Sheets, maintained by Pink Sheets LLC, a privately owned company headquartered in New York City, under the symbol "LEOM." There is no assurance that the common stock will continue to be traded on the Pink Sheets or that any liquidity exists for our shareholders. We currently have no plan to apply to have our common stock listed or quoted on any other market, quotation service or exchange, however we may in the future.

Market Price

The following table shows the high and low per share price quotations of the Company's common stock as reported by the Pink Sheets for the periods presented. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. The Pink Sheets market is extremely limited and the prices quoted by brokers are not a reliable indication of the value of the common stock. The periods presented represent fiscal quarters, with the fourth quarter of each year ending on December 31.

Fiscal 2008	High	Low
First Quarter	$0.56	$0.10
Second Quarter	$0.27	$0.05
Third Quarter	$1.01	$0.07
Fourth Quarter	$0.40	$0.15
Fiscal 2009		
First Quarter	$1.01	$0.11
Second Quarter	$1.05	$0.10
Third Quarter	$0.80	$0.39
Fourth Quarter	$3.42	$0.50
Fiscal 2010		
First Quarter	$2.75	$1.07
Second Quarter (Through April 28, 2010)	$2.20	$1.80

As of May 4, 2010, the Company had 100,000,000 shares of common stock authorized with 50,708,115 shares issued and outstanding, and approximately 9,294,694 freely tradable shares in the public float. These shares were held by approximately 885 shareholders of record and Company estimates by over 1,000 beneficial shareholders.

Dividends

The Company has not issued any dividends on the common stock to date, and does not intend to issue any dividends on the common stock in the near future. We currently intend to use all profits to further the growth and development of the Company.

Penny Stock Regulations

Our common stock is quoted in United States markets on the Pink Sheets, maintained by Pink Sheets LLC, a privately owned company headquartered in New York City, under the symbol "LEOM." On September 2, 2009 the last reported sale price of our common stock was $0.60 per share. As such, the Company's common stock may be subject to provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock rule."

Section 15(g) and Rule 15g-9 sets forth certain requirements for transactions in penny stocks, in particular that either (1) the transaction meets one of a few specific exemptions, or (2) the broker dealer executing the transaction for a customer (a) obtain informed consent from the customer and (b) make an individualized determination of the customer's suitability for trading in penny stocks based on personal financial information. Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. As long as the Company's common stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

On February 3, 2010 we issued 3,000,000 shares to members of our management team as compensation for their services. 2,000,000 shares were issued to our president, Mr. Kang. 500,000 shares each were issued to Jung Yong Lee and Young Il Kim. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On February 22, 2010 we issued 7,000,000 shares to purchase 50% of Leo B&T. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On May 11, 2009, the Company issued 1,250,000 shares to a creditor of the Company in consideration for the reduction of debt, valued at $212,500. This issuance was completed in accordance with Section 4(2) of the Securities Act and Regulation D in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On May 11, 2009, the Company issued a total of 291,666 shares to three consultants in consideration for consulting services valued at $35,584. These issuances were completed in accordance with Section 4(2) of the Securities Act and Regulation D in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On May 11, 2009, the Company issued 250,000 shares of common stock to a Korean individual investor in exchange for 150,000,000 Korean Won (approximately $119,200). This issuance was completed as an offer and sale of securities made outside of the United States pursuant to Regulation S.

On January 28, 2009, we issued 833,334 shares of our common stock to an accredited investor for the amount of about $417,000 (500,000,000 Korean Won). This issuance was completed in accordance with Section 4(2) of the Securities Act and Regulation D in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend. The accredited investor executed and delivered representations containing facts that establish him as an "Accredited Investor" as defined by Rule 501(a) of the Securities Act. The Company investigated the representations and determined that they were accurate.

On January 28, 2009, we issued 700,000 shares to Robert Kang, currently our Chief Executive Officer, President and Interim Chief Financial Officer, in consideration for consulting services performed prior to joining the Company valued at $252,000. This issuance was completed in accordance with Section 4(2) of the Securities Act and Regulation D in an offering without any public offering or distribution.

On January 28, 2009, we issued 1,300,000 shares to SEA Motors, Inc. in consideration for consulting services valued at $468,000. This issuance was completed in accordance with Section 4(2) of the Securities Act and Regulation D in an offering without any public offering or distribution.

On January 28, 2009, we issued 500,000 shares to a consulting firm in consideration for consulting services valued at $180,000. This issuance was completed in accordance with Section 4(2) of the Securities Act and Regulation D in an offering without any public offering or distribution.

On January 28, 2009, we issued 1,000,000 shares to a consulting firm in consideration for consulting services valued at $360,000. This issuance was completed in accordance with Section 4(2) of the Securities Act and Regulation D in an offering without any public offering or distribution.

On October 24, 2008, we issued 1,000,800 shares of our common stock to 27 accredited investors for the amount of about $200,000. This issuance was completed in accordance with Section 4(2) of the Securities Act and Regulation D in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend. Each accredited investor executed and delivered representations containing facts that establish them as "Accredited Investors" as defined by Rule 501(a) of the Securities Act. The Company investigated the representations and determined that they were accurate.

On February 1, 2008, the Company issued 300,000 shares to consultants for services valued at $60,000. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend. The consultants executed and delivered representations containing facts that establish them as "Accredited Investors" as defined by Rule 501(a) of the Securities Act. The Company investigated the representations and determined that they were accurate.

On November 5, 2007, the Company issued 200,000 shares to consultants for services valued at $44,800. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend. The consultants executed and delivered representations containing facts that establish them as "Accredited Investors" as defined by Rule 501(a) of the Securities Act. The Company investigated the representations and determined that they were accurate.

On November 12, 2007, the Company issued 24,200,000 shares valued at $24,200 to the shareholders of Leozone in exchange for 100% of the outstanding common stock of Leozone. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

ITEM 11. DESCRIPTION OF SECURITIES.

The following sets forth the material terms of the Company's securities. However, a more detailed description of our securities is contained in the Company's Articles of Incorporation.

Common Stock

Our Articles of Incorporation authorize the issuance of up to 100,000,000 shares of common stock, par value $0.001. There were 50,708,115 shares of common stock issued and outstanding, held by approximately 885 shareholders of record, as of May 4, 2010.

Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock.

Holders of our common stock have no preemptive rights to purchase common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

Number of Shares Outstanding

As of December 31, 2009, the Company had 100,000,000 shares of common stock authorized with 40,708,115 shares issued and outstanding, and approximately 9,294,694 freely tradable shares in the public float. These shares were held by approximately 885 shareholders of record and Company estimates by over 1,000 beneficial shareholders.

As of December 31, 2008, the Company had 100,000,000 shares of common stock authorized with 31,613,115 shares issued and outstanding and approximately 5,912,315 freely tradable shares in the public float. These shares were held by approximately 850 shareholders of record and Company estimates by more than 1,000 beneficial shareholders.

As of December 31, 2007, the Company had 100,000,000 shares of common stock authorized with 30,312,315 shares issued and outstanding and approximately 5,912,315 freely tradable shares in the public float. These shares were held by approximately 800 shareholders of record and Company estimates by more than 1,000 beneficial shareholders.

Preferred Stock

Our Articles of Incorporation do not authorize the issuance of Preferred Stock. There are presently no shares of preferred stock outstanding.

Warrants

The Company currently has no outstanding warrants or other rights to purchase shares of the Company's common stock.

Dividend Policy

Holders of the Company's common stock will be entitled to receive cash dividends when declared by the Board of Directors of the Company, out of funds legally available for payment thereof. However, if dividends are not declared by the Board of Directors, no dividends shall be paid. Under Delaware General Corporation Law, a corporation is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders if any exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

It is not anticipated that any cash dividends will be paid in the foreseeable future. While the Company's dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance the future expansion of the Company's business. Therefore, prospective investors who anticipate the need for immediate income by way of cash dividends from their investment should not purchase the Shares offered.

Reports to Stockholders

The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31, containing financial statements audited by its independent certified public accountants.

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (call 1-800-SEC-0330 for information).

Transfer Agent

The transfer agent and registrar for our Common Stock is:

>   Madison Stock Transfer Inc.
>   PO Box 145
>   Brooklyn, NY 11229

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Delaware General Corporation Law provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of our company may and, in certain cases, must be indemnified by our company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company and in any criminal proceeding in which such person had reasonable cause to believe his conduct was lawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to our company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses.

At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director or officer.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Set Forth Below.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Prior to appointing Gruber & Company LLC as our registered independent public auditing firm, the Company was dormant and had not engaged a registered independent public auditing firm.

Since engaging Gruber & Company, there have been no disagreements between the Company and our registered independent public auditing firm on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of such firm, would have caused them to make reference to the subject matter thereof in their report on the Company's financial statements for such periods.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

Financial Statements

Please see the following financial statements set forth below beginning on page F-1:

- Financial statements for the year ended December 31, 2009
- Financial statements for the year ended December 31, 2008

Exhibits

3.1   Articles of Incorporation Leo Motors, Inc. as amended. [1]
3.2   Restated bylaws of Leo Motors, Inc. [1]
10.1   Agreement between the Company and Keimyung University dated November 14, 2007.[1]
10.2   Memorandum of Agreement between the City Government of Puerto Princesa, Philippines, Leo Motors, Inc., and Sea Motors, Inc. [1]
10.3   Agreement between the Company and Cusco, Inc. dated November 22, 2006. [2]
10.4   Agreement between the Company and Leo Motorcars Co. Ltd. (Thailand) dated February 15, 2008. [2]
10.5   Letter of Intention between the Company and SEA Motors dated December 29, 2008. [2]
10.6   Agreement between the Company and Bike Lease Co. Ltd. dated April 14, 2009. [3]
10.7   OEM Supply Contract between the Company and Chulin dated April 23, 2009. [3]
10.8   Loan Agreement with Shinhan Bank dated May 27, 2009. [4]
10.9   Letter of Guarantee by KIBO Technology Fund dated May 27, 2009. [4]
10.10 Agreement between Leo Motors, Inc. and M&M Corp. dated march 26, 2010.[5]

(1) Filed with the Company's registration statement on Form 10 filed December 10, 2008, and hereby incorporated herein by this reference.
(2) Filed with the Company's registration statement on Form 10 filed December 10, 2008, and hereby incorporated herein by this reference.
(3) Filed with the Company's Quarterly report on Form 10-Q filed May 15, 2009.
(4) Filed with the Company's Quarterly report on Form 10-Q filed August 18, 2009.
(5) Filed with the Company's Current Report on Form 8-K filed March 26, 2010.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LEO MOTORS, INC.
(Registrant)



Date: May 4, 2010   By:

Robert Kang
President, Chief Executive Officer
and Interim Chief Financial Officer

LEO MOTORS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Leo Motors, Inc. Consolidated Financial Statements:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board Members of Leo Motors, Inc.:

We have audited the accompanying consolidated statements of financial position of Leo Motors Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operation, changes in stockholders' interst and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Leo Motors, Inc. as of December 31, 2009 and 2008, and the results of its consolidated operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 15 to the financial statements the Company incurred a net loss during the years ended December 31, 2009 and 2008 and has a retained deficit at December 31, 2009. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

\s\ Gruber & Company LLC
Gruber & Company LLC

Dated April 5, 2010
Lake St. Louis, Missouri

LEO MOTORS, INC.
Consolidated Balance Sheets

		As of December 31,	
ASSETS	NOTE	2009	2008
CURRENT ASSETS			
Cash in banks		$ 499,025	$ 32,181
Accounts Receivable-net of allowance of $8,394 and $11,735, respectively	NOTE 4	244,670	13,854
Inventory	NOTE 5	395,001	35,575
Prepaid costs and other current assets		151,067	130,568
TOTAL CURRENT ASSETS		1,289,763	212,178
Fixed assets- net of accumulated depreciation	NOTE 6	157,981	5,940
Deposit		107,640	63,104
TOTAL OTHER ASSETS		265,621	69,044
TOTAL ASSETS		$ 1,555,384	$ 281,222
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
Commitments and Contingencies	NOTE 13		
CURRENT LIABILITIES			
Short term borrowings	NOTE 9	$ 428,229	$ -
Accounts payable and accrued expenses		433,004	16,850
Other payables		5,847	
Taxes Payable		-	2,080
Payments received in advance from customers	NOTE 8	296,167	396,197
Related party payable	NOTE 7	-	804,794
TOTAL CURRENT LIABILITIES		1,163,247	1,219,921
Accrued severance benefits		30,030	-
TOTAL LIABILIITIES		1,193,277	1,219,921
Minority interest		1,020,428	-
STOCKHOLDERS' EQUITY (DEFICIT)			
Common stock, Authorized 100,000,000 Shares, $0.001 par value, 40,708,115 and 31,613,115, shares issued and outstanding	NOTE 10	40,708	31,613
Additional paid-in capital		3,964,160	323,351
Comprehensive income (Loss)		406,476	237,386
Deficit		(5,069,666)	(1,531,049)
TOTAL STOCKHOLDERS' Deficit		(658,322)	(938,699)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		$ 1,555,384	$ 281,222

Please see the accompanying notes

LEO MOTORS, INC.
Consolidated Statement of Operations

	NOTE	For the fiscal years ended December 31,	
		2009	2008
Sales	NOTE 1	$ 896,953	$ 82,435
TOTAL SALES		896,953	82,435
COST OF SALES		(787,423)	(35,511)
GROSS PROFIT		109,530	46,924
EXPENDITURES :			
Salaries and benefits		598,418	169,149
Consulting and service fees	NOTE 1	2,413,055	23,132
Selling , general and administrative		346,495	125,480
TOTAL EXPENDITURES		3,357,968	317,761
NET LOSS FROM OPERATIONS		(3,248,438)	(270,837)
OTHER INCOME & (EXPENSES)			
Interest income		1,631	-
Interest expense		(9,551)	-
Non-operating income		92,652	105,268
Non-operating expense		(214,738)	-
Total Other Income & (Expenses)		(130,006)	105,268
NET LOSS BEFORE INCOME TAX & BENEFIT		(3,378,444)	(165,569)
Current income taxes	NOTE 1	-	-
Loss attributable to minority interest		(160,173)	-
NET INCOME (LOSS)		$ (3,538,617)	$ (165,569)
COMPREHENSIVE LOSS:			
Unrealized foreign currency transaction gain (loss)	NOTE 1	4,698	(540)
COMPREHENSIVE INCOME (LOSS)		$ (3,533,919)	$ (166,109)
LOSS PER SHARE - BASIC & DILUTED	NOTE 3	(0.09)	(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		37,743,179	30,637,515

Please see the accompanying notes

LEO MOTORS, INC.
Consolidated Statement of Stockholders' Equity (Deficit)

| | Common Stock | | Additional Paid in | Accumulated Comprehensive | Retained Earnings | Total Stockholders' |
	Shares	Amount	Capital	income(Loss)	(Deficit)	Equity
Balance, January 1, 2008	$ 30,312,315	$ 30,312	$ 181,570	$ -	$ (357,796)	$ (145,914)
Net loss for the year				(52,446)	(1,007,144)	(1,059,590)
Balance December 31, 2007	30,312,315	30,312	181,570	(52,446)	(1,364,940)	(1,205,504)
Stock issusd for debt and services	1,300,800	1,301	141,781			143,082
net Loss for the year				289,832	(166,109)	123,723
Balance, December 31, 2008	31,613,115	31,613	323,351	237,386	(1,531,049)	(938,699)
Stocks issued for service and cash during the year	9,095,000	9,095	3,640,809			3,649,904
Net loss for the year ended December 31, 2009					(3,538,617)	(3,538,617)
Foreign currency translation adjustment				169,090		169,090
Balance, December 31, 2009	40,708,115	$ 40,708	$ 3,964,160	$ 406,476	$ (5,069,666)	$ (658,322)

Please see the accompanying notes

LEO MOTORS, INC.
Consolidated Statement of Cash Flows

	For the fiscal years ended December 31	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (3,538,617)	$ (166,109)
Adjustments to reconcile net loss to net cash provided by operating activities : Stock issued	-	143,082
Depreciation	39,195	18,601
Comprehensive loss	169,090	289,832
(Increase) decrease in inventory	(359,426)	(16,260)
(Increase) decrease in accounts receivable	(230,816)	687
(Increase) decrease in deposit/prepaid	(20,499)	79,990
Increase (decrease) in accounts payables and accrued expenses	416,154	-
Increase (decrease) in other payable	5,847	-
Payments in advance from customers	(100,030)	(136,198)
Increase (decrease) in taxes payable	(2,080)	(32,708)
Increase (decrease) in accrued severance benefits	30,030	-
Net Cash Provided by (Used in) Operating Activities	(3,591,152)	180,917
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(191,236)	-
Outlay for deposit	(44,536)	-
Net Cash Provided by (Used in) Investing Activities	(235,772)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from short-term borrowing, net of repayment during the period	428,229	-
Debt reduction related party	(804,794)	(186,797)
Increase in minority interest	1,020,428	-
Issuance of common stocks	3,649,904	-
Net Cash flows from financing activities	4,293,767	(186,797)
Effect of exchange rate on cash	-	-
Net Increase (Decrease) in Cash	466,843	(5,880)
Cash at the Beginning of the period	32,181	38,061
Cash at the End of the period	$ 499,025	$ 32,181
Supplemental Cash Flow Disclosures:		
Cash paid during year for interest	$ 9,551	$ -
Cash paid during year for taxes	$ -	$ -

Please see the accompanying notes

LEO MOTORS, INC.
Notes to the Consolidated Financial Statements
December 31, 2009

NOTE 1 - BACKGROUND

Company Business

Company is currently in development, assembly and sales of the specialized electric vehicle.

Background

Leo Motors, Inc, Inc (the "Company") was originally incorporated as Classic Auto Accessories, a California Corporation on July 2, 1986. The Company then underwent several name changes from FCR Automotive Group, Inc. to Shini Precision Machinery, Inc. to Simco America Inc. and then to Leo Motors. The Company had been dormant since 1989, and effectuated a reverse merger on November 12, 2007 with Leozone Inc., a South Korean Company, which is the maker of electrical transportation devices. The merger essentially exchanges shares in Leo Motors, Inc. for shares in Leozone. As this is a reverse merger the accounting treatment of such is that of a combination of the two entities with the activity of Leozone, Inc. the surviving entity, going forward. The financial statements reflect the activity for all periods presented as if the merger had occurred January 1, 2007.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant account policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and the notes are the representation of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“USGAAP”) and have been consistently applied in the preparation of the financial statements.

Basis of Presentation and Consolidation

These financial statements and related notes are expressed in US dollars. The Company’s fiscal year-end is December 31. The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable inventory and prepaid expenses, accounts payable and deferred revenues, the carrying amounts approximate fair value due to their short maturities.

Revenue Recognition

The Company follows the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements". In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured. The following policies reflect specific criteria for the various revenues streams of the Company:

The Company generates revenue from the delivery of goods and records revenues when the sales are completed, already collected or collectability is reasonably assured, there is no future obligation and there is remote chance of future claim or refund to the customers.

Revenue from periodic maintenance agreements is generally recognized ratably over the respective maintenance periods provided no significant obligations remain and collectability of the related receivable is probable.

Revenue from the performance of services is recognized upon completion of the service.

Accounts receivables of the Company are reviewed to determine if their carrying value has become impaired. The Company considers the assets to be impaired if the balances are greater than six months old. Management regularly reviews accounts receivable and will establish an allowance for potentially uncollectible amounts when appropriate. When accounts are written off, they will be charged against the allowance. Receivables are not collateralized and do not bear interest. The Company has established a reserve on receivables of $11,735 in 2008.

The Company anticipates adopting a warranty and return policy granting a one year limited warranty. The policy will warrant that the products will be free from defects in material and workmanship and meet Seller's published specifications at the time of shipment under normal use and regular service and maintenance. The Company is evaluating the accounting treatment for product returns and warranties and will provide an allowance at the time of sale.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents.

The Company maintains its cash in well-known banks selected based upon management's assessment of the bank's financial stability. Balances may periodically exceed the $250,000 federal depository insurance limit; however, the Company has not experienced any losses on deposits. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Accounts Receivables

Accounts receivables of the Company are reviewed to determine if their carrying value has become impaired.

The Company considers the assets to be impaired if the balances are greater than one-year old. Management regularly reviews accounts receivable and will establish an allowance for potentially uncollectible amounts when appropriate. When accounts are written off, they will be charged against the allowance.

Receivables are not collateralized and do not bear interest. The Company has established a reserve on receivables of $ 8,394 in 2009 and $11,735 in 2008.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company places its cash with high credit quality financial institutions in Korea.   The Company has not experienced any losses in such bank accounts through December 31, 2009. At December 31, 2009, our bank deposits were $498,238.

The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition.   The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Cash Equivalents

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalent.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which is generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company will periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. We use an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Comprehensive Income

The Company follows ASC Topic 220 Comprehensive Income formerly Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in the financial statements.

The functional currency of the Company is the Korean Won. Assets and liabilities are translated to U.S. Dollars at the period-end exchange rates ($.000856458) and revenues and expenses are translated at weighted average exchange rates for the period, which was (.0000783453) and resulting translation adjustments are recorded as a component of stockholders' equity in other comprehensive income (loss).

Advertising Costs

Advertising costs are expensed as incurred. The total advertising expense were $ 2,992 and have been included as part of selling and marketing expenses.

Income Taxes

The Company accounts for income taxes under ASC Topic 740 formerly SFAS 109, "Accounting for Income Taxes." Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. ASC Topic 740 also requires that uncertain tax positions are evaluated in a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the related tax authority would be recognized

Loss per Share

In accordance with ASC Topic 260 formerly SFAS No. 128, "Earnings Per Share," the basic income / (loss) per common share is computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted income per common share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Consulting and Service Fees

It consist of consist of accounting, legal, and professional fees and in 2009, most of it paid in common stock.

Research and Development

According to Statement of Financial Accounting Standards No 2, research and product development costs are expensed as incurred.

Stock-Based Compensation

The Company has adopted ASC Topic 718, formerly SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. For stock based compensation the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. Stock option awards are valued using the Black-Scholes option-pricing model.

Foreign Currency Translation

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are converted into U.S. dollars in accordance with ASC Topic 830-20, formerly SFAS No. 52, "Foreign Currency Translation", and are included in determining net income or loss.

The Company's reporting currency is the U.S. dollar. The functional currency of the Company's Korean subsidiaries is the Korean Won (KRW). For foreign operations with the local currency as the functional currency, assets and liabilities are translated from the local currencies into U.S. dollars at the exchange rate prevailing at the balance sheet date and weighted average rates of exchange for the period for revenues, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations. The cumulative translation adjustment and effect of exchange rate changes on cash at December 31, 2009 was $ 4,698. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining accumulated comprehensive loss. As of December 31, 2009 and for the year then ended, the exchange rate for the local currency, KRW was $ 1 USD for 1,167.60and 1,276.40 KRW, respectively.

Recent Accounting Pronouncements

In April 2009, the FASB released ASC Topic 820, formerly FSP SFAS 157-4, Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("SFAS No. 157-4"). SFAS No. 157-4 supersedes SFAS No. 157-3. SFAS No. 157-4 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. SFAS No. 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, SFAS No. 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. SFAS No. 157-4 is effective for interim and annual periods ending after June 15, 2009 (June 30, 2009 for the Company) and shall be applied prospectively. SFAS No. 157-4 does not have a material impact on the preparation of and disclosures in the Company's financial statements.

In May 2009, the FASB issued ASC Topic 855-10-5, formerly SFAS No. 165, Subsequent Events ("SFAS No. 165"). SFAS No. 165 establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. SFAS No. 165 is effective for interim and annual periods ending after June 15, 2009. The Company adopted SFAS No. 165 on June 30, 2009 (see note 10 in the notes to the financial statements included in this Report on Form 10-K).

In June 2009, the FASB issued an amendment of ASC Topic 860, formerly SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 ("SFAS No. 166"). The objective of SFAS No. 166 is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. SFAS No. 166 removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FASB Interpretation No. 46, Consolidation of Variable Interest Entities, to qualifying special-purpose entities. Additionally, SFAS No. 166 defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale, and also requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. SFAS No. 166 is effective for fiscal periods ending after November 15, 2009 (January 1, 2010 for the Company). The Company is currently evaluating the impacts and disclosures related to SFAS No. 166.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) ("SFAS No. 167"). SFAS No. 167 amends guidance in Interpretation 46 (R) for determining whether an entity is a variable interest entity in addition to subjecting enterprises to a number of other requirements including, among other things: (i) requiring an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity and specifies the characteristics the primary beneficiary of a variable interest entity must have to be designated as such; (ii) requiring an enterprise to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance; (iii) requiring the ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (iv) the elimination of the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, and (v) adding an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that investors of the equity investment at risk, as a group, lose the power from voting or similar rights of the investment to direct the activities of the entity that have the most significant impact on the entity's economic performance. SFAS No. 167 is effective for fiscal and interim periods ending after November 15, 2009 (January 1, 2010 for the Company). The Company is currently evaluating the impacts and disclosures related to SFAS No. 167.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 ("SFAS No. 168"). SFAS No. 168 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS No. 168 is effective for fiscal and interim periods ending after September 15, 2009 (September 30, 2009 for the Company). The Company is currently evaluating the impacts and disclosures related to SFAS No. 168.

In August 2009, the FASB issued Accounting Standards Update ("ASU") 2009-05, Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value (amendments to ASC Topic 820, Fair Value Measurements and Disclosures). ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. ASU 2009-05 is effective for interim and annual periods beginning after August 27, 2009. The Company adopted this guidance on November 1, 2009 which did not have a material impact on its financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements (amendments to ASC Topic 820, Fair Value Measurements and Disclosures). ASU 2010-06 amends the disclosure requirements related to recurring and nonrecurring measurements. The guidance requires new disclosures on the transfer of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance is effective for interim and annual periods beginning after December 15, 2009. The adoption of ASU 2010-06 is not expected to have a material impact on the Company's financial position, results of operations or cash flow.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements (amendments to ASC Topic 855, Subsequent Events). ASU 2010-09 clarifies that subsequent events should be evaluated through the date the financial statements are issued. In addition, this update no longer requires a filer to disclose the date through which subsequent events have been evaluated. This guidance is effective for financial statements issued subsequent to February 24, 2010. The Company adopted this guidance on this date, which did not have a material impact on its financial position, results of operations or cash flows.

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

NOTE 3 - EARNINGS PER SHARE

Basic loss per share are calculated by dividing net loss by the weighted average number of common shares outstanding during the period.

NOTE 4 - ACCOUNTS RECEIVABLE

The Company recognizes a receivable on sales of parts and electrical motor equipment. December 31, 2009 balance of accounts receivable was $ 244,670, net of reserve for doubtful accounts. The Company has established a reserve for allowance for doubtful accounts in 2009 equal to $8,394.

NOTE 5 - INVENTORY

The Company accounts for its inventory under the FIFO method and lower of cost or market method of costing. The company's inventory consists of parts for the electric transportation industry. As of December 31, 2009, the inventory consisted of:

Raw materials	$ 161,947
Finished goods	233,054
TOTAL	$ 395,001

NOTE 6 - FIXED ASSETS

The Company's assets consist of the following:

Vehicles	$ 77,753
Tools	67,679
Equipment, furniture , fixtures and equipment	55,396
	200,828
Less Accumulated Depreciation	(42,847)
Net	$ 157,981

The Company depreciates it assets over useful lives of between 3 and 7 years. Depreciation expense was $ 39,195 in 2009.

NOTE 7 - DUE TO RELATED PARTY

The company is indebted to its officer for advances. Repayment is on demand without interest. The Company reduced this obligation by the issuance of 1,000,800 valued at $110,088 during 2008 and cash repayment in 2009.

NOTE 8 - PAYMENTS RECEIVED IN ADVANCE

The Company during the periods received payments from potential customers, or deposits, on future orders. The Company's policy is to record these payments as a liability until the product is completed and shipped to the customer at which the Company recognizes revenue. As of December 31, 2009, the balance of payments received in advance was $ 296,167.

NOTE 9-BANK LOAN

The Company is indebted to Shin Han Bank at December 31, 2009 for $ 428,229, payable in May 2010, interest at 6.57 % per annum. The loan is secured by guarantee issued by 'KIBO", a Korean government agency created to guarantee loans to small-to-medium technology companies.

NOTE 10 – CAPITAL STOCK

Company has only one class of stock, common stock. For the year ended December 31, 2009 the Company issued 9,095,000 shares. The shares for services were recognized as an expense in Consulting and service fees. The Company us authorized to issue 100,000,000 shares and as of December 31, 2009, the Company has 40,708,115 shares issued and outstanding.

NOTE 11 – OPERATING RISK

(a) Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash.   The Company places its cash with financial institutions with high credit ratings.

(b) Country risk

Revenues of the Company are mainly derived from the sale in Korea. The Company hopes to expand its operations to other Countries, however, such expansion has not been commenced and there are no assurances that the Company will be able to achieve such an expansion successfully. Therefore, a downturn or stagnation in the economic environment of Korea could have a material adverse effect on the Company's financial condition.

(c) Product risk

The Company might have to compete with larger companies who have greater funds available for expansion, marketing, research and development and the ability to attract more qualified personnel. There can be no assurance that Company will remain competitive should this occur.

(d) Exchange risk

The Company cannot guarantee that the current exchange rate will remain steady, therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of a fluctuating exchange rate actually post higher or lower profit depending on exchange rate of Korean Won were converted to U.S. dollars on that date. The exchange rate could fluctuate depending on changes in the political and economic environments without notice.

(e) Key personnel risk

The Company's future success depends on the continued services of few individuals and loss of one or several of their service would be detrimental to the Company and could have an adverse effect on business development. The Company does not currently maintain key man insurance on their life but plan to implement in near future. Future success is also dependent on the ability to identify, hire, train and retain other qualified managerial and other employees.

NOTE 12 – SEGMENT INFORMATION

The following information is presented in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. In period ended December 31, 2009, the Company operated in a single reportable business segment, sales of specialized electric vehicle.

The Company's reportable segments are strategic business units that offer different products. The Company's reportable segments, although integral to the success of the others, offer distinctly different products and services and require different types of management focus. As such, these segments are managed separately.

Condensed information with respect to these reportable business segments for the period is as follows:

Sales from specialized electric vehicles $ 896,953

NOTE 13 – COMMITMENT AND CONTINGENCIES

13.1 Lease Commitments

Company leases its office space and assembly facilities in HaNam City in Korea which expires on 03/31/2011 and its monthly minimum rental is $ 6,875.

The minimum obligations under such commitments for the years ending December 31 until its expiration are:

Year 2010	$	82,500
Year 2011	$	86,600
Year 2012	$	91,000

Rental expense for the period ended December 31, 2009 were $ 32,252.

13.2 Litigation

The Company has no threatened, pending or unsettled litigation as of April 5, 2010, the date the financial statement is available for issuance.

NOTE 14 – SUBSEQUENT EVENTS

On February 11, 2010, Leo Motors, Inc. (the "Company") entered into an agreement to purchase 50% of Leo BnT Co. Ltd, a Korean Corporation ("BNT"), from two shareholders of BNT in exchange for 7,000,000 shares of the Company's common stock.

In May, 2010, the Company appointed M&M Corp as its exclusive Korean provider of electric scooters. Upon entering the agreement, M&M paid the Company 400,000,000 Korean Won for the order of 170 units of e-scooters. On April 2, 2010, M&M placed a definitive order for 1,170 units for 4.2 billion Korean Won (approximately $3.73 Million US), and has advanced a down payment of 300 billion Korean Won (approximately $2.66 million US).

NOTE 15—GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $3,538,617 during the year ended December 31, 2009, and as of that date, the Company has a deficit of $5,069,666. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management of the Company has developed a plan to continue as a going concern by focusing on increasing short term revenues from sales of its e-Bikes and EV conversion services. In April, 2010 the Company received its first large scale order for its EVs, which upon fulfillment will generate the Company's first significant revenues from its main plan of operation. See Note 14 above.

The ability of the Company to continue as a going concern is dependent on attaining profitable operations and the success of its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

GRUBER & COMPANY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Leo Motors, Inc.,

We have audited the accompanying balance sheet of Leo Motors, Inc. as of December 31, 2008 and 2007 and the related statements of operations, stockholders equity and cash flows for the years then ended and for the period from inception (July 1, 2006) to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its' operations and its' stockholders equity and cash flows for the years then in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has incurred losses. This item among others, raises substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty

\s\ Gruber & Company LLC
Gruber & Company LLC

Dated March 20, 2009
Lake St. Louis, MO 63367

LEO MOTORS, INC.

(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

	December 31, 2008		December 31, 2007
Assets			
Current Assets:			
Cash in Bank	$ 32,181	$	38,061
Accounts Receivable-net of allowance of $11,735 and 0	13,854		14,541
Inventory	35,575		19,315
Prepaid Costs	130,568		162,335
Total Current Assets	212,178		234,252
Fixed Assets-Net	5,940		24,541
Deposits	63,104		111,327
Total Assets	$ 281,222	$	370,120
Liabilities and Stockholders' Equity			
Current Liabilities			
Short term borrowings	-		-
Accounts Payable and Accrued Expenses	16,850		14,945
Taxes Payable	2,080		34,788
Payments Received in Advance	396,197		534,300
Related Party Payable	804,794		991,591
Total Current Liabilities	1,219,921		1,575,624
Accrued severance benefits	-		-
Total Liabilities	1,219,921		1,575,624
Stockholders' Equity			
Common Stock, Authorized 100,000,000 Shares, $0.001 par value, 31,613,115 and 30,312,315 shares issued and outstanding	31,613		30,312
Additional Paid in Capital	323,351		181,570
Comprehensive Income (Loss)	237,386		(52,446)
Deficit	(1,531,049)		(1,364,940)
Stockholders' Deficit	(938,699)		(1,205,504)
Total Liabilities and Stockholders' Deficit	$ 281,222	$	370,120

The accompanying notes are an integral part of these financial statements.

LEO MOTORS, INC.

(A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS
Years ended December 31, 2008 and 2007
and the Period from Inception to December 31, 2008

		Year ended December 31, 2008		Year ended December 31, 2007		For the period from inception July 1, 2006 to December 31, 2008
Sales	$	82,435	$	172,316	$	254,751
Total Sales		82,435		172,316		254,751
Cost of Sales		(35,511)		(121,846)		(157,357)
Gross Profit		46,924		50,470		97,394
Expenditures:						
Salaries and Benefits		169,149		76,559		368,216
Service Fees		23,132		64,708		231,658
General and Administrative		125,480		920,649		1,137,600
Total Expenditures		317,761		1,061,916		1,737,473
Net Loss from Operations		(270,837)		(1,011,446)		(1,640,079)
Other Income (Expense)						
Interest income		-		-		-
Interest expense		-		-		-
Non-operating income-Consulting		105,268		5,769		111,037
Non-operating expense		-		-		-
Total Other Income & (Expense)		105,268		5,769		111,037
Net Loss Before Income Tax & Benefit	$	(165,569)	$	(1,005,677)	$	(1,529,042)
Current income taxes		-		-		-
Loss attributable to minority interest		-		-		-
Net Income (Loss)	$	(165,569)	$	(1,005,677)	$	(1,529,042)
COMPREHENSIVE LOSS:						
Unrealized foreign currency transaction gain (loss)		289,832		(45,457)		(6,989)
Comprehensive Income (Loss)	$	124,263	$	(1,051,134)	$	(1,536,031)
Loss per share – Basic and Diluted		(0.005)		(0.033)		
Weighted Avg. Shares		30,637,515		30,312,315		

The accompanying notes are an integral part of these financial statements.

LEO MOTORS, INC.

(A Development Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2008 and 2007

	Common Stock			Additional Paid in Income (Loss)	Accumulated Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total
	Shares		Amount				
Balance, January 1, 2007	30,312,315	$	30,312 $	77,412 $	(6,989) $	(357,796) $	(257,061)
Additional paid-in capital	-		-	104,158	-	-	104,158
Foreign Currency Translation	-		-		(45,457)	-	(45,457)
Net Loss for the year	-		-	-	-	(1,007,144)	(1,007,144)
Balance December 31, 2007	30,312,315		30,312	181,570	(52,446)	(1,364,940)	(1,205,504)
Stock issued for debt and services	1,300,800		1,301	141,781	-	-	143,082
Foreign Currency Translation	-		-	-	289,832		289,832
Net Loss for the year	-		-	-	-	(166,109)	(166,109)
Balance December 31, 2008	31,613,115	$	31,613 $	323,351 $	237,386	$ (1,531,049) $	(938,699)

The accompanying notes are an integral part of these financial statements.

LEO MOTORS, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31, 2008 and 2007
and the Period from Inception to December 31, 2008

	Year ended December 31, 2008	Year ended December 31, 2007	For the period from inception July 1, 2006 to December 31, 2008
Cash Flows from Operating Activities:			
Net Loss	$ (166,109)	$ (1,007,144)	$ (1,531,049)
Adjustments to reconcile net loss to net cash provided by operating activities: Stock issued	143,082	-	143,082
Depreciation	18,601	35,000	61,866
(Increase) in Inventory	(16,260)	(19,315)	(35,575)
(Increase) Decrease in Accounts Receivable	687	(139)	(13,854)
(Increase) Decrease in Deposits/Prepaid	79,990	224,763	(61,318)
Increase (decrease) in accounts payables and accrued expenses	-	-	-
Increase (decrease) in other payable	-	-	-
Payments in advance from customers	(136,198)	(127,348)	(121,253)
Increase (decrease) in taxes payable	(32,708)	27,148	536,380
Increase (decrease) in accrued severance benefits	-	-	-
Net Cash Flows Used in Operating Activities	(108,915)	(867,035)	(1,021,721)
Cash Flows from Investing Activities			
Purchase of Fixed Assets	-	(159,153)	(200,160)
Outlay for Deposit	-	-	-
Net Cash Used in Investing Activities	-	(159,153)	(200,160)
Cash Flows from Financing Activities:			
Proceeds from Stock Advances	-	104,158	211,882
Proceeds from related party	-	991,591	991,591
Debt reduction related party	(186,797)	-	(186,797)
Net Cash Flows from Financing Activities	(186,797)	1,095,749	1,016,676
Change in Cash due to Foreign Currency Translation Adjustment	289,832	(45,457)	237,386
Net Increase (Decrease) in Cash	(5,880)	24,104	32,181
Cash at the Beginning of the Period	38,061	13,957	
Cash at the End of the Period	$ 32,181	$ 38,061	$ 32,181
Income taxes paid	-	-	-
Interest expense paid	-	-	-

The accompanying notes are an integral part of these financial statements.

LEO MOTORS, INC.

(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

NOTE 1 – BACKGROUND

Background

Leo Motors, Inc, Inc. (the "Company") was originally incorporated as Classic Auto Accessories, a California Corporation on July 2, 1986. The Company then underwent several name changes from FCR Automotive Group, Inc. to Shinil Precision Machinery, Inc. to Simco America Inc. and then to Leo Motors. The Company had been dormant since 1989, and effectuated a reverse merger on November 12, 2007 with Leozone Inc., a South Korean Company, which is the maker of electrical transportation devices. The merger essentially exchanges shares in Leo Motors, Inc. for shares in Leozone. As this is a reverse merger the accounting treatment of such is that of a combination of the two entities with the activity of Leozone, Inc. the surviving entity, going forward. The financial statements reflect the activity for all periods presented as if the merger had occurred January 1, 2007. The Company is a development stage enterprise under SFAS No. 7, as principal operations have begun but the Company has not realized substantial revenues.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The company has incurred material losses and has a negative equity. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable inventory and prepaid expenses, accounts payable and deferred revenues, the carrying amounts approximate fair value due to their short maturities.

Revenue Recognition

Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements". In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.

The following policies reflect specific criteria for the various revenues streams of the Company:

The Company generates revenue from the sale of its products and records revenues from the sale of products when the goods are shipped, title passes, and collectability is reasonably assured.

Revenue from periodic maintenance agreements is generally recognized ratably over the respective maintenance periods provided no significant obligations remain and collectability of the related receivable is probable.

Revenue from the performance of services is recognized upon completion of the service.

Accounts receivables of the Company are reviewed to determine if their carrying value has become impaired. The Company considers the assets to be impaired if the balances are greater than six months old. Management regularly reviews accounts receivable and will establish an allowance for potentially uncollectible amounts when appropriate. When accounts are written off, they will be charged against the allowance. Receivables are not collateralized and do not bear interest. The Company has established a reserve on receivables of $11,735 in 2008.

The Company anticipates adopting a warranty and return policy granting a one year limited warranty. The policy will warrant that the products will be free from defects in material and workmanship and meet Seller's published specifications at the time of shipment under normal use and regular service and maintenance. The Company is evaluating the accounting treatment for product returns and warranties and will provide an allowance at the time of sale.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents.

The Company maintains its cash in well-known banks selected based upon management's assessment of the bank's financial stability. Balances may periodically exceed the $250,000 federal depository insurance limit; however, the Company has not experienced any losses on deposits. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Cash Equivalents

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalent.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which is generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company will periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. We use an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements.

The functional currency of the Company is the Korean Won. Assets and liabilities are translated to U.S. Dollars at the period-end exchange rates ($.000792393) and ($.00107527) respectively and revenues and expenses are translated at weighted average exchange rates for the period, which was (.000924059) and (00119269) respectively. Resulting translation adjustments are recorded as a component of stockholders' equity in other comprehensive income (loss).

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes under SFAS 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Loss per Share

In accordance with SFAS No. 128, "Earnings Per Share," the basic income / (loss) per common share is computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted income per common share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. For stock based compensation the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. Stock option awards are valued using the Black-Scholes option-pricing model.

For the year ended December 31, 2008 the Company issued 1,300,800 shares, 1,000,000 for a reduction of debt and 300,000 for services both valued at market at .11 per share. The shares for services were recognized as an expense in general and administrative at $33,000.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (FAS 141(R)). This Statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. FAS 141(R) is effective for fiscal years beginning after December 15, 2008. We will adopt FAS 141(R) no later than the first quarter of fiscal 2009 and are currently assessing the impact the adoption will have on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160. Noncontrolling Interests in Consolidated Financial Statements (FAS 160). This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning after December 15, 2008. We will adopt FAS 160 no later than the first quarter of fiscal 2009 and are currently assessing the impact the adoption will have on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have adopted SFAS No. 159 which has had no impact on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and

132(R). SFAS No. 158 requires company plan sponsors to display the net over- or under-funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of other comprehensive income in shareholders' equity. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. We adopted the recognition provisions of SFAS No. 158 as of the end of fiscal 2007. The adoption of SFAS No. 158 did not have an effect on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the application of SFAS No. 157 may change current practice for some entities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have adopted SFAS No. 157 and it has had no impact   on our financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). This interpretation clarifies the application of SFAS No. 109, Accounting for Income Taxes, by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, but earlier adoption is permitted. The Company has adopted this and there is no impact of the application of the Interpretation to its financial statements.

NOTE 3 – EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the period.

NOTE 4 – ACCOUNTS RECEIVABLE

The Company recognizes a receivable on sales of parts and electrical motor equipment. The Company has established a reserve for allowance for doubtful accounts in 2008 equal to $11,735.

NOTE 5 – INVENTORY

The Company accounts for its inventory under the FIFO method and lower of cost or market method of costing. The company's inventory consists of parts for the electric transportation industry.

NOTE 6 – FIXED ASSETS

The Company's assets consist of the following:

Furniture Fixtures and Equipment	$41,007	$41,007
Less Accumulated Depreciation	(35,067)	(16,466)
Net	$ 5,940	$24,541

The Company depreciates it assets over useful lives of between 3 and 7 years. Depreciation expense was $18,601 in 2008.

NOTE 7 – DUE TO RELATED PARTY

The company is indebted to its officer for advances. Repayment is on demand without interest. The Company reduced this obligation by the issuance of 1,000,800 valued at $110,088 during 2008.

NOTE 8 – PAYMENTS RECEIVED IN ADVANCE

The Company during the periods received payments from potential customers, or deposits, on future orders. The Company's policy is to record these payments as a liability until the product is completed and shipped to the customer at which the Company recognizes revenue.